UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
FORM 20-FR

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal years ended: December 31
Commission File Number: __________

Poly-Pacific International Inc.
(Exact Name of the Registrant as Specified in its Charter)

Alberta, Canada
(Jurisdiction of Incorporation or Organization)

Unit A, 4755 Zinfandel Court
Ontario, California 91761
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common shares, no par value
(Title of Class)

Preferred shares, no par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

The number of outstanding shares of each of the issuer's classes of capital or common shares as of the close of the period covered by the annual report:
9,361,624 Common Shares and 0 (zero) Preferred Shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes: ☐   No: ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17: ☒   Item 18: ☐

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Not applicable

TABLE OF CONTENTS

EXPLANATORY NOTE REGARDING FORM 20-FR	5
GENERAL	5
FORWARD LOOKING STATEMENTS	5
PART I	6
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	6
A. Directors and Senior Management	6
Table 1.1—Company Directors and Officers	6
B. Advisers	6
C. Auditors	7
ITEM 2. OFFER STATISTICS AND EXPECTED TIME TABLE	7
ITEM 3. KEY INFORMATION	7
A. Selected Financial Data	7
Table 3.1—Summary of Financial Statements in United States GAAP	7
Table 3.2--Effects of Currency Translation and Conversion	8
B. Capitalization and Indebtedness	9
C. Reasons for the Offer and Use of Proceeds	9
D. Risk Factors	9
ITEM 4. INFORMATION ON THE COMPANY	15
A. History and Development of the Company	15
B. Business Overview	16
PLASTIC BLASTING MEDIA	18
Plastic Media Development and Testing	18
MultiCut Blasting Media	18
Lease and Recycle Blasting Media	19
Raw Materials Supply	19
Competition in the Blasting Media Industry	20
RECYCLED PLASTIC LUMBER	20
Entry to the Business	20
Recycled Plastic Lumber Development and Testing	20
Recycled Plastic Lumber Products	21
Markets and Marketing	21
Manufacturing	22
Raw Materials Supply	23
Competition in the Recycled Plastic Lumber Industry	23
Competition with Wood Lumber	24
Governmental Regulations	25
General Applicability	25
Our Operations	25
GENERAL COMPANY INFORMATION	27
Warranties	27
Customer Dependence	27
Seasonality	27
Property, Plants and Equipment	27
Planned Expansion Development	29

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	29
Company's Critical Accounting Policies	30
A. Operating Results	33
Table 5.1—Summary of Operations for the Blasting Media	33
Table 5.2—Summary of Operations for the Plastic Lumber	33
Operating Results Narrative for the Three Months Ended March 31, 2005 (unaudited)	34
Operating Results Narrative for the Year Ended December 31, 2004	34
Operating Results Narrative for the Year Ended December 31, 2003	35
Operating Results Narrative for the Year Ended December 31, 2002	36
General Comments Relating to Operations Results	37
B. Liquidity and Capital Resources	37
C. Research and Development, Patents and Licenses	40
D. Trend Information	40
E. Off Balance Sheet Arrangements	40
F. Tabular Disclosure of Contractual Obligations	40
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	41
A. Directors and Senior Management	41
B. Compensation	42
C. Board Practices	44
D. Employees	44
E. Share Ownership	44
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	45
A. Major Shareholders	45
B. Related Party Transactions	46
C. Interests of Experts and Counsel	47
ITEM 8. FINANCIAL INFORMATION	47
A. Consolidated Financial Statements and Other Financial Information	47
Interim Consolidated Financial Statements for the Three Months Ended March 31, 2005 (Unaudited)	48
Consolidated Financial Statements for December 31, 2004, 2003 and 2002	60
B. Significant Changes	84
ITEM 9. THE OFFER AND LISTING	84
Table 9.1—History on TSX Venture Exchange (in Canadian Dollars)	84
ITEM 10. ADDITIONAL INFORMATION	85
A. Share Capital	85
Common Shares	85
Preferred Shares	86
Share Capital Changes	86
B. Memorandum and Articles of Association	87
C. Material Contracts	88
D. Exchange Controls	88
E. Taxation	89
F. Dividend and Paying Agents	92
G. Statement by Experts	93
H. Documents on Display	93
I. Subsidiary Information	93
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	93
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	93
PART II	93
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	93
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	94
ITEM 15. CONTROL AND PROCEDURES	94
ITEM 16. RESERVED	94
A. Audit Committee Financial Expert	94
B. Code Of Ethics	94
C. Principal Accountant Fees And Services	94
D. Exemption From Listing Standards For Audit Committees	94
E. Purchases Of Equity Securities By The Issuer And Affiliated Persons	94
PART III	94
ITEM 17. FINANCIAL STATEMENTS	94
ITEM 18. FINANCIAL STATEMENTS	94
ITEM 19. EXHIBITS	94
SIGNATURE	95

EXPLANATORY NOTE REGARDING FORM 20-FR

This Form 20-FR is filed for the three months ended March 31, 2005 (unaudited) and for the years ended December 31, 2004, 2003, 2002, 2001 and 2000.

GENERAL

Unless the context otherwise requires, the "Registrant" means Poly-Pacific International Inc. and the "Company" means the Registrant.

The Registrant uses the Canadian dollar as its reporting currency. Unless otherwise indicated, all references in this document to "dollars" or "$" are expressed in Canadian dollars. Also, see Item 3 "Key Information" Table 3.2 for more detailed currency and conversion information.

FORWARD LOOKING STATEMENTS

Some of the statements contained in this Report that are not historical facts, including, statements made in the sections entitled Item 3-"Key Information," Item 4-"Information on the Company" and Item 5-"Operating and Financial Review and Prospects," are statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in the statements. Actual results, performance or events may differ materially from those in the statements due to, without limitation, (i) general economic conditions, (ii) performance of financial markets, (iii) interest rate levels, (iv) currency exchange rates, (v) changes in laws and regulations, (vi) changes in the policies of central banks and/or foreign governments, and (vii) competitive factors, in each case on a global, regional and/or national basis. See Item 5-"Operating and Financial Review and Prospects." The provisions of Section 21E of the Securities Exchange Act do not apply to this filing.

The forward looking statements contained herein are based on the Company's assumptions regarding world economic and market conditions for the price and supply of raw materials. Among the factors that have a direct bearing on the Company's future results of operations and financial conditions are the successful development of the Company's projects and a change in government regulations, leverage and debt service, competition, cost of certain raw materials, currency fluctuations and restrictions, technological changes, and other factors discussed herein. The Company's actual results of operations may vary significantly from the performance projected in the forward looking statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A. Directors and Senior Management

Table 1.1—Company Directors and Officers

Name	Position	Business Address

Tom Lam	President, Chief Executive Officer and Director	4287 B Dawson Street Burnaby, British Columbia V5C 453

Don Quon	Director	212 Christie Park Green SW Calgary, Alberta T3H 2V4

David Tam	Director, Secretary and Canadian Counsel	1500 Manulife Place 10180 - 101 Street Edmonton, Alberta T5J 4K1

Mike Duff	Director	2380 Commerce Place 10155 - 102 Street Edmonton, Alberta T5J 4G8

Edward Chambers	Director	2835 Lansdowne Road Victoria, British Columbia V3R 3P8

B. Advisers

In California, the Company banks with East West Bank at 23670 Hawthorn Blvd., Torrence, CA 90505 The telephone number for East West Bank is 310-791-2800 and the contact person is Allen Huang. In Alberta, the Company banks with the Bank of Nova Scotia (ScotiaBank) at 11508 Jasper Avenue, Edmonton, Alberta T5K 0M8. The telephone number for the ScotiaBank is 780-448-7930 and the contact person is Lynn Mark. The Company’s Canadian corporate legal advisor is David Tam who is a partner in Parlee McLaws LLP. The address for Parlee McLaws is 1500 Manulife Place, 10180 - 101 Street, Edmonton, Alberta T5J 4K1. The telephone number for David Tam is 780-423-8662.

C. Auditors

The Company’s auditor is Collins Barrow Edmonton LLP, Chartered Accountants, 1550, 10250 - 101 Street, Edmonton, Alberta, Canada T5J 3P4, telephone 780-428-1522. The audit contact partner is Samuel C. H. Yeung, C.A., C.F.A.

Collins Barrow Edmonton has memberships in the Canadian Public Accounting Board (CPAB), Canadian Institute of Chartered Accountants (CICA) and Institute of Chartered Accountants of Alberta (ICAA); and was registered with the Public Company Accounting Oversight Board (PCAOB) effective April 26, 2005.

ITEM 2. OFFER STATISTICS AND EXPECTED TIME TABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data set forth below have been derived from our audited consolidated financial statements. Our consolidated financial statements for fiscal years ended December 31 have been audited by Collins Barrow Edmonton LLP, Chartered Accountants. The selected financial data should be read in conjunction with and are qualified by reference to the Consolidated Financial Statements and notes thereto for the years ended December 31, 2004, 2003, 2002, 2001 and 2000, and to the Interim Consolidated Financial Statements for the three months ended March 31, 2005 (unaudited), included elsewhere in this Report.

Our financial statements have been prepared in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) pursuant to generally accepted accounting principles (GAAP) in the United States.

All amounts are shown in Canadian dollars, unless otherwise specified.

Table 3.1—Summary of Financial Statements in United States GAAP

Summary of annual financial statements for the prior five years are presented in this table. All amounts are shown in Canadian dollars and prepared in accordance with U.S. GAAP. The summaries for March 31, 2005 are taken from the published, unaudited, interim statements. The summaries for 2004, 2003 and 2002 are taken from the audited financial statements included elsewhere in this report. The summaries for 2001 and 2000 are taken from financial statements that were previously audited in accordance with Canadian GAAP with unaudited adjustments made to convert the summaries to U.S. GAAP reporting requirements

Poly-Pacific International Inc.
	Three Months ended 31/03/2005 (unaudited)	Year ended 31/12/2004	Year ended 31/12/2003	Year ended 31/12/2002	Year ended 31/12/2001 (unaudited)	Year ended 31/12/2000 (unaudited)
Total Consolidated Revenues	1,050,022	3,819,057	4,242,326	3,719,163	3,764,244	3,877,294
Total Operating Expenses	1,105,142	4,041,414	4554,582	4,753,279	3,416,702	3,566,935
Income tax expense (recovery)	--	19,392	(154,134)	(167,844)	74,556	126,714
Net Income (Loss) from operations	(55,120)	(241,749)	(158,122)	(866,272)	172,314	183,645
Discount on Redemption of Preferred Shares	--	--	613,806	--	--	--
Net Income (Loss) Available to Common Shareholders	(55,120)	(241,749)	455,684	(866,272)	272,986	183,645
Net Income (Loss) per share	(0.01)	(0.03)	0.05	(0.09)	0.03	0.02
Diluted Earnings (Loss) per share	(0.01)	(0.03)	0.04	(0.09)	0.02	0.01

Total Assets	3,311,197	3,628,977	3,911,897	5,243,404	5,138,447	5,003,391
Long term obligations	--	137,820	1,785,766	187,260	211,980	--

Additional Paid in Capital	705,898	697,474	672,202	58,396	58,396	58,396
Accumulated Comprehensive Income	53,195	53,195	53,195	53,195	53,195	9,613
Common Shares Capital	865,584	865,584	865,584	865,584	865,584	911,881
Preferred Shares Capital	--	--	--	2,967,036	2,967,036	2,967,036
Retained Earnings (Deficit)	(954,513)	(899,393)	(657,644)	(499,522)	366,750	187,886
Total Shareholders Equity	670,164	716,860	933,337	3,444,689	4,310,961	4,134,812

Common Shares outstanding	9,361,624	9,361,624	9,361,624	9,361,624	9,480,506	9,848,528
Weighted Average - Diluted Shares	9,361,624	9,361,624	12,031,813	9,361,624	14,607,961	15,539,999

Table 3.2--Effects of Currency Translation and Conversion

The following tables set forth: (i) the rates of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at each of the periods indicated; (ii) the average exchange rates in effect on the last day of each period; (iii) the high and low exchange rate during such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York; (iv) annual prices based for the period January 1 to December 31 yearly; and (v) monthly prices based for the first to last reported day each month for the most recent six months, and quoted in U.S. dollars.

Annual Periods	2004	2003	2002	2001	2000
Rate at end of period	0.8310	0.7738	0.6329	0.6279	0.6669
Average rate during period	0.7696	0.7159	0.6294	0.6460	0.6625
High Rate	0.8493	0.7738	0.6619	0.6697	0.6969
Low Rate	0.7158	0.6349	0.6200	0.6241	0.6410

Monthly Periods	May/05	Apr/05	Mar/05	Feb/05	Jan/05	Dec/04
Rate at end of period	0.7992	0.7957	0.8269	0.8133	0.8067	0.8310
Average rate during period	0.7965	0.8092	0.8224	0.8064	0.8165	0.8206
High Rate	0.8082	0.8233	0.8322	0.8134	0.8346	0.8435
Low Rate	0.7872	0.7957	0.8024	0.7961	0.8050	0.8064

On June 24, 2005, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York as $0.8111 USD = $1.00 CDN.

B. Capitalization and Indebtedness

Capitalization of Poly-Pacific International Inc. in Canadian Dollars
Description	Authorized	Balance at April 30, 2005
Bank Line of Credit	$628,378. ($500,000. USD)	$458,716.
Equipment Loan	N/A	$263,496.
10% Convertible Debenture	N/A	$95,000.
Debenture, Unsecured	N/A	$1,176,637.
Common Shares	Unlimited (9,361,624 issued)	$865,584.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company's operations and industry which may have a material impact on the Company's business development, or constitute risk factors in respect of the Company's financial performance.

Our financial resources may impede our ability to implement our business plan.

The Company business plan delineates our intent to expand through addition of new facilities for manufacturing recycled plastic lumber, which would require a new capital investment of $3 million if the expansion is to be implemented within the proposed plan time frame. However, we have insufficient funds available to meet this obligation, no source of necessary funding identified, and no assurance that sufficient new investment funding will be available to it for this future expansion and development. Failure to obtain such additional financing could result in delay or indefinite postponement of further expansion through development of this project.

We may have insufficient financial resources to make all of the payments on our debenture due December 31, 2005 which may impede our ability to implement our business plan.

We have a $1,586,250 USD debenture issued to CMB for which $100,000 USD payments are due at the end of each quarter in the calendar year. We have a final balloon payment of $736,250 USD due on December 31, 2005. However, we may have insufficient funds available to meet this obligation. Although this is an unsecured obligation, failure to make payments on the obligation may impede our ability to implement our business plan.

As a result of our acquisition or lease of real estate, we may become liable for the remediation and/or removal of hazardous or toxic substances from that real estate which could result in a decrease in our operating income and shares price.

From time to time, we acquire or lease storage facilities or other properties in connection with the operation of our business. Under various Canadian laws and U.S. federal, state, or local environmental laws, ordinances, and regulations, we could be required to investigate and clean up hazardous or toxic substances or chemical releases at properties we acquire or lease. We could also be held liable to a governmental entity or to third parties for property damage, personal injury, and investigation and cleanup costs incurred by those parties in connection with any contamination. The costs of investigation, remediation, or removal of hazardous or toxic substances may be substantial, and the presence of those substances, or the failure to properly remediate a property, may adversely affect our ability to sell or rent a property or to borrow using a property as collateral. In addition, we could be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from these properties, which could result in a decline in our shares price.

Because our plastic lumber products are relatively new, we may encounter resistance from prospective customers which could result in greater costs and a decline in our shares price.

The reclamation and recycling of plastic and the manufacture of plastic lumber for use in agriculture is relatively new. A general reluctance exists in the agricultural markets to embrace new products before they have been extensively used in particular locales. We may experience resistance from prospective customers who are accustomed to more conventional, natural wood and other materials. The result could be a need to broaden our marketing efforts in support of the network of dealers, which would increase our costs and could cause a decline in our shares price.

If we are not able to obtain our raw materials at commercially reasonable terms, our earnings may be reduced which could result in a decrease in our shares price.

The availability of low-cost raw materials, namely post-consumer and industrial plastic waste products, is a material factor in our costs of operations. The unavailability, scarcity, or increased cost of these raw materials could affect our profitability. We purchase most of our raw materials through generators of post-consumer and industrial recycled plastic materials. Disruption of our supply sources could reduce our earnings and result in a decrease in our shares price.

A lack of uniform standards exists in the plastic lumber industry in which we operate, and that could restrict the growth of plastic lumber products and limit the market for these products, which could result in decreased revenues and a decline in our shares price.

The American Society for Testing and Materials and other industry trade organizations have established general standards and methods for measuring the characteristics of specific building materials. Users of building materials (and frequently, issuers of building codes) generally specify that the building materials comply with the standards relative to the proposed applications. Since uniform, recognized standards or methods have only recently been established for measuring the characteristics of plastic lumber, potential users may not be aware of this method of judging whether or not plastic lumber may be suitable for their particular requirements, without being informed of these standards by the plastic lumber supplier or otherwise becoming aware of them. The fact that these standards are not well known for plastic lumber may limit the market potential for our building materials and make potential purchasers of these building materials reluctant to use them and result in decreased revenues and a decline in our shares price.

Because the industries in which we operate are subject to extensive regulation, the cost of complying with those regulations, or the liability for not complying, could become substantial which could reduce our revenues and result in a decrease in our shares price.

Our business is subject to extensive laws and regulations designed to protect the environment from toxic wastes and hazardous substances or emissions and to provide a safe workplace for employees. Under current U.S. federal regulations, the Resource Conservation & Recovery Act, and Comprehensive Environmental Responsibility, Compensation, and Liability Act, the generator of toxic or hazardous waste is financially and legally responsible for that waste forever, and is strictly liable for the clean up and disposal costs. Canada has similar laws and regulations. We estimate that the Company has spent over $500,000 for materials and products testing, applications for environmental approvals, and related matters over the past eight years. We believe we are either in material compliance with all currently applicable laws and regulations or that we are operating in accordance with appropriate variances or similar arrangements, but we cannot be sure that we will always be deemed in compliance, nor can we be sure that compliance with current laws and regulations will not require significant capital expenditures that could have a material adverse effect on our operations. These laws and regulations are subject to change and could become more stringent in the future. Although state and federal legislation currently provides for procurement preferences for recycled materials, the preferences for materials containing waste plastics are dependent upon the eventual promulgation of product or performance standard guidelines by state or federal regulatory agencies. The guidelines for recycled plastic building materials may not be released or, if released, the product performance standards required by those guidelines may be incompatible with our manufacturing capabilities. It may be necessary to expend considerable time, effort and money to keep our existing or acquired facilities in compliance with applicable environmental, zoning, health, and safety regulations as to which there may not be adequate insurance coverage. In addition, due to the possibility of unanticipated factual or regulatory developments, the amounts and timing of future environmental expenditures and compliance could vary substantially from those currently anticipated.

Because patent or other intellectual property protection is not attainable for the Company’s manufacturing processes, there is potential for competitor companies to take over some of our business with replicated products which could reduce our revenues and result in a decrease in our shares price.

The Company’s manufacturing processes use equipment that is generally available to various manufacturers for producing different types of products which precludes attainment of patent or other intellectual property protection. The uniqueness of our products and their quality and performance characteristics relies on the closely held, proprietary technology that the Company has developed to modify the equipment to meet its specific product needs. The proprietary technology is protected by strict confidentiality agreements. However, there is some potential for competitor companies to replicate the technology and products to compete directly in our markets and thereby affect our sales potential.

Our key management decisions are made by our Mr. Thomas Lam, our president, and if we lose his services, our ability to generate revenues may be reduced.

Our success is dependent on the efforts of Mr. Thomas Lam, our president. We maintain $2 million in key person life insurance on Mr. Lam. Because Mr. Lam is currently essential to our operations, we rely on his management decisions and continuing service. Our President will continue to control our business affairs after the effective date of this registration statement. We have an employment agreement in place with him, which includes a two-year non-compete in respect of the plastic media business, and a two-year agreement to further protect the interests of the Company and its affiliates through non-solicitation of any customers, employees or agents of the Company, or any of its affiliates. However, if we lose his services unexpectedly, we may not be able to readily hire and retain another president with comparable experience.

You may experience difficulties in attempting to enforce liabilities based upon U.S. federal securities laws against us and our non-U.S. operating subsidiary and our and their non-U.S. resident directors and officers.

We and one operating subsidiary are located in Canada and our non U.S. subsidiary’s principal assets are located outside the United States. Our and their directors and executive officers are foreign citizens and do not reside in the United States. It may be difficult for courts in the United States to obtain jurisdiction over these foreign assets or persons and as a result, it may be difficult or impossible for you to enforce judgments rendered against us or our directors or executive officers in United States courts. In addition, the courts in the countries in which we and our non-U.S. subsidiary are organized or where we and our subsidiary’s assets are located may not permit lawsuits of the enforcement of judgments arising out of the United States and state securities or similar laws.

Sales of our common shares under Rule 144 could reduce the price of our shares.

As of April 1, 2005, there are 6,100,979 shares of our common shares held by non-affiliates and 3,260,645 shares of our common shares held by affiliates that Rule 144 of the Securities Act of 1933 defines as restricted securities.

Ninety days after this registration statement is effective, the shares of our common shares can be freely resold under Rule 144 under the Securities Act of 1933, except for any shares held by our "affiliates," which will be restricted by the resale limitations of Rule 144 under the Securities Act of 1933, since the non-affiliated persons who own them have held those securities for more than two years. Affiliates may sell subject to price, volume and other limitations of Rule 144. The availability for sale of substantial amounts of common shares under Rule 144 could reduce prevailing prices for our securities.

We are authorized to issue preferred shares which, if issued, may reduce the price of the common shares.

Although no preferred shares are currently issued and outstanding, our directors are authorized by our Articles of Incorporation, as amended, to issue of preferred shares in series without the consent of our shareholders. Our preferred shares, if and when issued, may rank senior to common shares with respect to payment of dividends and amounts received by shareholders upon liquidation, dissolution or winding up. The issuance of preferred shares in series and the preferences given the preferred shares must be made by a Resolution of Directors, but do not need the approval of our shareholders. The existence of rights, which are senior to common shares, may reduce the price of our common shares.

Because we do not have a compensation committee, shareholders will have to rely on the entire board of directors, two members of which are not independent, to perform this function.

We do not have a compensation committee comprised of independent directors. Indeed, we do not have a compensation committee. This function is performed by the board of directors as a whole in respect of compensation of officers of the corporation. Mr. Thomas Lam, President, and Mr. David Tam, Secretary and Corporate Counsel, as members of the board of directors are not independent directors. The Board of Directors does not have a formally appointed compensation committee, but performs this function as a whole in respect of compensation of officers of the corporation, with any officer who is also a director being excluded from the deliberations of the other directors in respect of that officer’s compensation. Thus, there is a potential conflict in that board members who are not independent may participate in discussions concerning management compensation other than their compensation and other issues that may affect management decisions.

Because there is not now and may never be a U.S. public market for our common shares, investors may have difficulty in reselling their shares.

Our common shares are currently not quoted on any U.S. market. No U.S. market may ever develop for our common shares, or if developed, may not be sustained in the future. Accordingly, our shares should be considered totally illiquid in U.S. markets, which inhibits investors’ ability to resell their shares.

Because our common shares are a penny stock, trading in the common shares involves increased risks concerning price fluctuation, additional disclosure requirements and a lack of a liquid market.

Our shares will be "penny stocks" as that term is generally defined in the Securities Exchange Act of 1934 to mean equity securities with a price of less than $5.00. Our shares thus will be subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock.

Under the penny stock regulations, a broker-dealer selling a penny stock to anyone other than an established customer or accredited investor must make a special suitability determination regarding the purchaser and must receive the purchaser's written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt.

Because of these regulations, broker-dealers may encounter difficulties in their attempts to sell shares of our common stock, which may affect the ability of selling shareholders or other holders to sell their shares in the secondary market and have the effect of reducing the level of trading activity in the secondary market. These additional sales practice and disclosure requirements could impede the sale of our securities. This lower trading volume can cause price fluctuations. In addition, the liquidity for our securities will be decreased, with a corresponding decrease in the price of our securities. Accordingly, our shareholders will, in all likelihood, find it difficult more to sell their securities.

Because a portion of convertible debentures issued in 2003 remains outstanding as at the date of this amended report, there is a potential for some dilution in share values.

The holders of the $95,000 in convertible debentures outstanding as at the date of this amended report might decide to act on the conversion if the common shares value rises above the conversion price. If this event was to occur it would have the effect of diluting the earnings per share by about 6.4%, which could decrease the value of the Company’s common shares.

Because a substantial portion of the Company’s revenues are derived in U.S. Dollars rather than Canadian dollars, changes in the exchange rate can result in substantial foreign exchange losses and result in a decrease in the price of our shares.

A substantial portion of the Company's revenues are derived in currencies other than Canadian dollars. This results in a financial risk due to fluctuations in the value of the Canadian dollar relative to those foreign currencies. The primary currency exchange rate that impacts on the Company’s revenues and expenditures is the one for the Canadian dollar relative to the United States dollar. Any significant increase in the value of the Canadian dollar relative to the United States dollar will result in a material foreign exchange loss which could decrease the value of the Company’s common shares.

If we are deemed to be a Foreign Private Investment Company, U. S. investors who invest in our securities may suffer adverse tax consequences.

If we are deemed to be a Foreign Private Investment Company, U. S. investors who invest in our securities may suffer adverse tax consequences. Including being subject to U.S. taxation at possibly adverse or higher rates and under a system that may be more complicated and unfamiliar to them.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Poly-Pacific International Inc. is an Alberta Canada corporation number 20671721, which was registered on October 25, 1995 with the purpose of forming a Junior Capital Pool (JCP). A JCP is a start up offering made under Canadian rules and securities laws which allows sales to investors upon formation of a public company. The initial public offer raised $300,000 in equity capital upon closing on January 22, 1996. Our common shares currently trade only in Canada on the TSX Venture Exchange, symbol PMB. Poly-Pacific International Inc. acquired the business of Poly-Pacific Inc., a privately held company that began operations in 1989. The 1996 acquisition included an exchange of shares that brought a further $500,000 into the Company from funds previously raised by Poly-Pacific Inc. through private placements. Some additional issues and buy backs of shares since 1996, brought the total of common shares capital investment to a total of $865,584 as at December 31, 2000.

In 1989 the predecessor company, Poly-Pacific Inc., a plastics injection molder, had initiated research to develop plastic blasting media from the scrap by products of its production operations. The intent was to reduce the quantities of scrap being buried in landfills, and to create products suitable to US Military needs for stripping paint from aircraft. The research resulted in the development of MultiCut plastic blasting media that is made from scrap thermoset plastics and scrap acrylic thermoplastics. By 1995 the processes were refined to produce consistent quality products meeting US Military specifications as well as those of the defense industries in Canada and the U.K. The media business was vended into Poly-Pacific International Inc. in 1996.

At the urging of the US military, in 1996 the plastic blasting media industry began moving away from simply selling the media by adding a service to take back the used media and recycle it into other products, saving the customers from having to find alternate means of disposal. Through research in conjunction with the Alberta Research Council, the Company developed a process for incorporating spent media into recycled plastic lumber in a manner that satisfied regulatory control needs of government environmental departments and protection agencies. The Company proceeded to acquire the equipment for producing recycled plastic lumber as a second product line to be marketed throughout Canada and the USA. A wholly owned subsidiary, Everwood Agricultural Products International Inc., an Ontario, Canada corporation number 1308111, was formed on July 29, 1998 upon the purchase of the assets of Everwood Agricultural Products Inc.

The plastic blasting media contracts, whether for provision of product only or for lease and recycle sales, are issued on the same product performance and delivery terms for both commercial and government customers. However, many of the commercial customer contracts can be for one year or less, with some being for up to three years, while the US Military contracts are for five-year terms with agreed prices for each year.

The proprietary technology processes and the equipment used to manufacture both product lines have been further improved over the years. The Company developed a continuous line process for producing MultiCut plastic blasting media to specified sizes. The events of 9/11 resulted in more pressure for the military to buy primarily from US Small Business. Increased application of this policy had a significant impact because U.S. military bases represent a very large portion of the market for plastic blasting media. As a result, the Company determined that it was advisable to relocate the media manufacturing to its second wholly owned subsidiary, Poly-Pacific Technologies Inc., a California corporation number C2045209, that was formed on June 24, 1999. The new media line was installed and perfected at a leased plant facility in Ontario, California in 2002, and it became the primary facility for manufacturing and operations. In October 2003 the Company added equipment to produce dimensional recycled plastic lumber at this plant.

The address of our principal executive offices is Unit A, 4755 Zinfandel Court, Ontario, California 91761, telephone: (909) 390-7799. The name and address of our registered agent in Canada is: Parlee McLaws LLP, 1500 Manulife Place, 10180 - 101 Street, Edmonton, Alberta T5J 4K1.

The capital expenditures during the past three years have been for the plant relocation, equipment additions, and installation for the media production line in Ontario, California totaling $790,000; and for acquisition and installation of the recycled plastic lumber extrusion line in Ontario, California totaling $650,000. There have not been any material capital divestitures since the inception of the Company.

B. Business Overview

Poly-Pacific Technologies Inc. is a California based manufacturer of plastic blasting media. Plastic blasting media products are used to strip paint and other coatings from aluminum, fiberglass and other similar materials, reducing the use of toxic and hazardous chemical strippers. Our plastic blasting media is made from scrap thermoset plastics and scrap acrylic thermoplastics, which have been used to make products such as electrical switches and fittings, dice and game pieces, dinner ware, display signs, airplane windows, and automotive parts.

Our California subsidiary also makes recycled plastic lumber from spent blasting media and post consumer plastics using the process that was developed for our subsidiary in Canada.

Everwood Agricultural Products International Inc is a manufacturer of recycled plastic lumber that is made from spent plastic blasting media taken back from blasting media customers, in combination with recyclable post consumer plastics. The recycled plastic lumber products made are beams and fence posts that are being sold to the agricultural industries.

Since inception, our initial focus has been on MultiCut plastic blasting media and developing the technology to provide these products to military, commercial and industrial customers. Poly-Pacific entered the development of processes for recycled plastic lumber as the means to take back spent blasting media from its customers and recycle it.

We first obtained an International Standards Organization, or ISO, certification in 1997, and are now ISO 9001:2000 certified for the production of MultiCut plastic blasting media. The ISO certification provides assurances to commercial customers in the USA, Canada and overseas that the products are made with strict adherence to international quality standards that determine how the products will perform. This certification has only been sought for, and applied to, the plastic blasting media because it is used in servicing and manufacturing operations where the users want advance assurance that it will meet their specifications and perform as expected.

The most substantial proportion of our products, an average of 80% during the past five years, is sold in the USA. A further 10% of our revenues are earned in Canada, with a similar proportion being realized from international export sales.

The Company has not applied for or obtained any patents or other intellectual property protections for the proprietary technology used in the manufacturing and distribution of either the MultiCut plastic blasting media or the recycled plastic lumber products. The equipment used in all of its production processes is generally available and is used by various manufacturers to produce different types of products. The uniqueness of the Company’s products and their quality and performance characteristics is established through the closely held, proprietary technology that the Company has developed to modify the equipment to meet its specific product needs. The proprietary technology is protected by strict confidentiality agreements that must be signed by all employees and agents of the Company, as well as any suppliers, customers, inspectors or visitors who are granted access to the production facilities for any reason whatsoever.

The Company relies upon product testing and periodic submissions to approving authorities to ensure that both of its product lines meet required standards. This includes periodic performance testing to ensure that specific MultiCut media products meet the US Military standards, as well as testing on request to ensure that the recycling processes and products continue to meet all environmental protection agency requirements. The Company’s manufacturing facilities are also subject to compliance inspections by governmental approving authorities at any time. Since inception all such testing, inspection and other requirements for the Company have not only been met but have exceeded legal expectations continuously.

PLASTIC BLASTING MEDIA

Plastic Media Development and Testing

The predecessor company, Poly-Pacific Inc., began its plastic media product research in 1989, recognizing that special equipment had to be created to get consistent results. From 1989 through 1992, the company undertook a joint venture project with the Alberta Research Council (ARC) to explore alternative materials and processes for creating contaminant-free products. Research with scrap thermoset plastics determined which equipment was best to create the sizes and shapes needed for MultiCut media, and revealed how contaminants could be isolated to develop cleaning process that could extract virtually all foreign matter from the scrap plastics and the products.

From 1992 through 1995, when it was possible to produce a clean product, Poly-Pacific continued joint-venture research with the ARC, and with Canadian federal government funding assistance, to ensure the processes could consistently produce products meeting customer specifications. Sizing distribution controls were established to maintain stripping capability. Trials were conducted to formulate media with an acceptable breakdown rate. Then, when physical traits were under control, extensive trials were conducted with the company’s initial customers to create a process that, by February 1995, enabled production of products that consistently meet customer specifications.

After Poly-Pacific International Inc. acquired the equipment and technology for the MultiCut plastic blasting media in 1996, research was continued to develop testing methodologies for quality controls to ensure production of on-specification media. In addition, extensive testing of product material characteristics and performance is conducted at regular intervals by an independent laboratory recommended by the US Military, in order to ensure that specific MultiCut media products continue to meet their high standards.

MultiCut Blasting Media

This initial business established by Poly-Pacific starts with the purchase of scrap plastics for blasting media production; urea and melamine used to make products such as electric light switches and fittings, dice and other game pieces, and plates and other dishes primarily from China, and acrylic, used to make products such as such as signs, airplane windshields, and window and door panels, primarily from the USA. These plastics are shaped, finished and packaged as MultiCut plastic blasting media.

The primary markets for plastic blasting media include the aviation, marine, automotive, other ground transport, petrochemical and equipment repair and servicing industries, and manufacturers of electronic, computer and other products that require cleaning or polishing before packaging. Poly-Pacific sells product in all of these industries. The initial users of plastic blasting media were those wanting a replacement for chemical strippers, but further uses of this blasting media have been to replace silica sand, CO2 cold jet, high pressure water jet, and other types of blasting beads. Based upon our experience in the industry, we believe that plastic blasting media has made advances because of the relative ease with which it can be contained and cleaned up compared to other types of blasting media such as sand, steel pellets and other heavy media particles. This is because blasting with plastic media can be done in enclosed chambers or blasting rooms where the used media can be conveyed by vacuum suction into cyclonic containers to extract the microscopic paint and other particles so the plastic media can be returned to the blasting process for reuse. Through this process, after repeated usages when the plastic media has broken down into fine particles, the spent media with its particles of paint and other coatings is collected for recycling and no further cleanup is needed.

Lease and Recycle Blasting Media

The lease and recycle business requires the supplier to take back the blasting media after use (when it is “spent”) for recycling. After use, the products sold on the lease and recycle basis by Poly-Pacific are taken back and incorporated as an ingredient for the recycled plastic lumber manufactured at the plants in Canada and California. The spent media provides added strength and rigidity, reduces the amount of dyes needed for uniform color, and acts as a necessary blowing or foaming agent for creating bubbles in the core of each plastic lumber piece. It is the honeycombed core that makes it possible to use standard nails, screws and staples when attaching fencing or other materials to the recycled plastic lumber.

Poly-Pacific sells about 45% of its plastic blasting media on a lease and recycle basis, and the resulting recycled spent media accounts for an average of 15% of the weight for the recycled plastic lumber.

Raw Materials Supply

Raw materials for the manufacture of MultiCut plastic blasting media are readily available world wide in the form of rejected plastic products or parts and scrap generated from high volume plastics manufacturing plants. Therefore, the Company is not dependent upon any particular suppliers of raw materials. We obtain our plastics feedstock for the blasting media from several sources. The scrap urea and scrap melamine is purchased in China from several large brokers there who collect the materials from a very large number of manufacturing operations. For these plastics Poly-Pacific requires two to three containers per month, which means we have good availability of these products as our requirements constitute a small proportion of the 55 to 65 containers of these materials exported from China monthly. In addition, we have used suppliers in the USA, Canada and Europe for shorter delivery lead times when needed. The scrap acrylic plastics are purchased primarily from suppliers in the southern USA who collect materials from manufacturing plants on both sides of the USA/Mexico border. We have used these raw material supply sources for over eight years now, and believe they are dependable and adequate for long term media requirements. For the media production we generally maintain a raw material inventory sufficient to supply our manufacturing requirements for one to two months, there have been no disruptions in supply availability, and the prices are not volatile since they are normally only subject to change with general world wide economic shifts.

Competition in the Blasting Media Industry

The blasting media markets are held by a small number of companies. The three largest competitors are US Technology Corporation (about 20 million pounds) in Canton, Ohio, Maxiblast Inc. (about 10 million pounds) in Indiana and Composition Materials Co. Inc. (about 6 million pounds) in Fairfield, Connecticut. There are three other smaller competitors of comparable size to us, Solidstrip Composite Leasing Corporation, Pattern Plastics and Opti-Blast Inc. (each producing from 1 to 4 million pounds).

The three largest competitors were the first companies to develop plastic blasting media, and began as divisions of much larger, conglomerate corporations. The sizes of the parent corporations helped those divisions to establish large market shares before they were each sold off in turn to form smaller, private corporations. This gave those three companies the competitive advantage of long term customer familiarity before the smaller competitors, including Poly-Pacific, were established.

Poly-Pacific currently sells 2 to 3 million pounds of plastic blasting media annually, which we estimate represents 5% to 6% of the current markets. We compete based on customer familiarity with the supplier, and the supplier’s ability to meet the user’s media specifications for their particular needs, plus either price, lead time for delivery and/or proven ability to recycle.

RECYCLED PLASTIC LUMBER

Entry to the Business

Poly-Pacific entered into the recycled plastic lumber business because it offered a process for recycling spent blasting media as an ingredient in the lumber. In addition, a major raw material input to the lumber, about 85% of the weight, is post consumer plastics collected through programs promoted in the USA by the Ag Container Recycling Council and in Canada by CropLife Canada, and through residential Blue Box/Blue Bag programs in both countries.

Recycled Plastic Lumber Development and Testing

The Company began the search for a method of recycling spent media in 1996. Through research in conjunction with the Alberta Research Council (ARC), it discovered that spent media could be incorporated into a plastics extrusion process to make a stronger and more rigid form of recycled plastic lumber. The ARC, through its contacts with other research institutes, introduced the Company to Plastic Plastic Inc. (operating as Everwood Agricultural Products) in Ontario. The companies and the ARC worked together to refine the technology and create products with better strength characteristics that would be totally safe, beneficial to the environment and best suited to its intended uses. When Everwood was acquired in 1998, Poly-Pacific became the sole owner of the technology that had been developed over the preceding four years.

From 1998 through 2004, the Company researched ideas for improving the equipment and the products. Through this activity it developed extrusion methods and dies that can be used to produce “squared” lumber products, and improvements to the extrusion equipment that enable increased rates of material throughput. In 2004, the Company’s research enabled the development and testing of process improvements to successfully incorporate mixed plastics collected through Blue Box/Blue Bag programs in to the recycled plastic lumber products. The result is that the full range of post-consumer plastics can now be used in the Company’s processes.

Recycled plastic lumber product testing has been essential through all stages of the research and development, and for the finished products. Because a large proportion of the materials being processed may be classed as hazardous materials, products must be tested regularly to ensure that they are environmentally safe for sale and use. The testing is done through independent, certified laboratories.

Recycled Plastic Lumber Products

Our segment of the recycled plastic lumber business is the agriculture industry. The markets are for boards, planking and posts to be used on farms, ranches and orchards. The company sells 5 inch diameter fence posts produced at the Everwood plant in Ontario, and 4 by 4 beams produced at the Poly-Pacific Technologies plant in California. The recycled plastic lumber line in California is currently operating at about 5% of its 4 million pounds per year capacity, but the output will be increased as sales are developed.

The capacity of the Everwood plant is 3.5 million pounds per year because of the age of the extrusion equipment. This plant operates at virtually full capacity, and has completely sold out all of its production in each of the past five years with most going to the central and eastern US states.

The normal order backlog for Everwood is for 10 to 12 loads of white fence posts. Such posts are always in short supply because more than 95% of the plastic supply is comprised of multi-color pieces. The Poly-Pacific Technologies plant in California has only recently entered the recycled plastic lumber markets and does not have any order backlog because it is in the process of establishing dealers for distribution of the products.

Markets and Marketing

Everwood’s products are now sold through over 125 locations in the USA with sales that have been recorded in 40 states and 9 of the provinces in Canada.

Everwood sells its products primarily through distributors and dealers, but some sales are made direct to large farming operations where the consumer purchases one or more truckloads, about 1,100 pieces per load, at a time. There are five distributors who in turn supply dealers in 19 of the states in the USA. However, beginning in 2001, Everwood has only granted additional sales rights to new dealers. Except for the possibility of large individual customers who approach Everwood directly, each distributor has exclusive rights to sell the products in one or more states as established by agreement. The states that are served by distributors are Alabama, Arkansas, Colorado, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, North Carolina, South Dakota, Wisconsin and Wyoming. Distributors make their own arrangements with dealers in their areas, but for dealers that sign agreements directly with Everwood their exclusive areas for sales are limited to a 50 mile radius from their locations.

All sales made by Everwood are based on the published prices for products, as adjusted from time to time, plus the cost of shipping and handling. The lowest prices are for sales to distributors who establish their own markups for sales to their dealers and/or customers. The next price level is for Everwood sales to dealers who establish their own markups for sales to their customers. The only regular costs absorbed by Everwood for distributors and dealers is for supplies of flyers, descriptive product and material safety data sheet materials, and product sections for samples. Distributors and dealers are also supported by periodic attendance by Everwood at some of the larger agricultural trade shows each year.

The markets for the recycled plastic lumber being produced by the Poly-Pacific Technologies plant in California are primarily in the western USA with the concentration being for states where the grape growing industry is substantial. These main states included here are California, Oregon and Washington. The marketing effort is concentrated on establishing dealers and attracting large orchard operations for direct sales in the western USA. Sales are being made on the same basis as those of Everwood.

Manufacturing

The processes at the Everwood and California plants extrude the recycled plastic lumber products in a continuous flow manner, cutting them to length at the end of the initial cooling process. The final shape of the lumber depends on the die being used. At Everwood the pieces produced are five inch diameter round posts, while at the California plant they are four inch square pieces that have rounded edges. There is one improvement that the Company would like to make and that is to add a mold system to each extrusion machine to enable production of precisely shaped lumber pieces.

The mold systems to be developed will replace the existing cooling lines and cutting operations. Each will be comprised of a series of molds mounted around a revolving axis so that after a mold is filled by the extrusion machine, the system is rotated one increment to discharge a completed recycled plastic lumber piece and position the next mold for filling. The mold systems are designed and operated so that each has the number of individual molds required to allow the time needed for each piece to cool down sufficiently so it can be discharged from the mold when it has been incremented through a complete revolution of the system. Each mold system, with the required controls to link it to an extrusion machine, is expected to cost $80,000, and to require a three-month lead time for custom manufacturing and installation once the funding is available to undertake these improvements.

The recycled plastic lumber lines are comprised of standard pieces of equipment set up to mix the ingredients, heat, extrude, cool, cut to length and bundle the pieces for shipping. The technology created and represented in these extrusion lines was evolved through eight years of research, development, testing and process refining to create plastic lumber best suited to agricultural needs and uses. Each production line can process up to 4 million pounds of recycled plastic per year.

The recycled plastic lumber line in California is currently operating at about 5% of its 4 million pounds per year capacity, because of down time for equipment refinements, and because market promotion for its products has only commenced recently. The capacity of the Everwood plant is 3.5 million pounds per year because of the age of the extrusion equipment. This plant operates at about 100% of capacity because it is serving well established markets and sells its entire capacity.

Raw Materials Supply

Although there was a temporary disruption in supply materials in the summer of 2004, mixed plastics feedstocks for recycled plastic lumber are readily available. The disruption occurred because of collection conditions in the Canadian agricultural industry, which took place before the Company was able to complete the refinements to its processing technology to use consumer Blue Box/Blue Bag materials for manufacturing plastic lumber. Completion of the new technology developments in the fall of 2004 will ensure that such a disruption cannot occur again in the future because of the expanded sources of supply. Active programs are operated to collect and granulate plastic containers across Canada and the USA. There are many more firms collecting other plastic materials from a large variety of recycling facilities, including municipal recycling programs, as well as plastics discarded in various industrial and manufacturing processes throughout North America. Our plants in Canada and California obtain raw materials from all of these sources, as well as from the spent blasting media that Poly-Pacific takes back in respect of its lease and recycle media sales. The prices of raw materials are consistent and stable, and are expected to continue in that fashion into the foreseeable future.

Competition in the Recycled Plastic Lumber Industry

The recycled plastic lumber industry is comprised of many manufacturers, and they produce a wide variety of products. Of the numerous competitors identified by Poly-Pacific through our research, only one of those companies, Horse Fence Direct Inc., distributes products solely for agriculture. But even though Even Horse Fence Direct has several competing recycled plastic lumber products targeted at the horse breeder/rancher type of operation, they also distribute Everwood’s white fence posts. Most of the competitor manufacturing companies make from 5 to 50 or more different recycled plastic lumber products, either in the form of dimensioned lumber pieces or end products like picnic tables, benches, playground equipment, and so on. Although many of the competitors have the advantage with dimensioned lumber in appealing to a broader market segments, such as the ones for residential construction and renovation and repair, they also incur higher costs for manufacturing, marketing and carrying inventory for their greater variety of recycled plastic lumber products.

In respect of the other competitors Poly-Pacific and Everwood compete primarily on price because our manufacturing process is cost effective but also because we focus on a limited number of products for a limited market, the agriculture market, including mixed farming, cattle operations and orchards.

There are significant barriers to entry for this line of business. First and foremost, the technology and development of a successful product is time consuming and costly. Second, there is a large capital investment required to build the plants, purchase the equipment necessary to operate the facilities, and market the products on a national level. In order to penetrate the markets successfully, a company needs to establish a national presence with the ability to produce in sufficient volumes to attract major distributors. This type of operation requires technically trained individuals to operate and ensure that the facility remains in strict compliance with our formulas and quality control procedures to maintain product consistency on a national basis.

Competition with Wood Lumber

We manufacture recycled plastic lumber that is in direct competition with conventional wood in most of its applications. At present, the principal competitive disadvantage of recycled plastic lumber compared to wood is that recycled plastic lumber is generally more expensive to purchase. Recycled plastic lumber is comparable in price to high-grade cedar and redwood. Composite lumber is about 20% less expensive than recycled plastic lumber. Recycled plastic lumber and composite lumber can be more expensive to initially purchase than comparable wood, but recycled plastic lumber and composite lumber can be more cost effective because they can substantially outlast wood, particularly in applications where the lumber is exposed to the elements. We also believe that environmental restrictions are presently impeding forestry operations in United States forests. A second factor impeding the use of pressure treated wood is the toxic leaching characteristics. Chemicals injected into pressure treated wood, particularly CCA (Chromated Copper Arsenate), contain hazardous constituents that can be released into the soil and create potentially hazardous conditions. Because of this the U.S. Environmental Protection Agency has limited the uses for CCA treated lumber since December 31, 2003. CCA can no longer be used to treat lumber intended for such purposes as sill plates, outdoor furniture, playground equipment, patios, decks, garden edging, landscape structures and picnic tables. Instead, other treatment chemicals such as ACQ (Alkaline Copper Quaternary), which is more costly to apply, must be used for lumber intended for those types of applications. This change has reduced, if not eliminated, any price advantage that pressure treated wood previously had with respect to its initial cost relative to plastic lumber.

We believe that our recycled plastic lumber products offer the following advantages over traditional wood lumber products:

•	Environmentally friendly and non-toxic
•	Virtually maintenance free
•	Conservation of trees and reduced use of exotic rain forest hardwoods
•	Can be used like wood posts
•	Aesthetically pleasing wood-like textured surface
•	Splinter proof and never rots
•	Not affected by termites, ants, or other woodborers
•	Not affected by moisture
•	No splitting, cracking, or chipping
•	No toxic leaching into soil or groundwater

Governmental Regulations

GeneralApplicability

Although the recycled plastic and composite lumber operations do not generate significant quantities of waste materials or hazardous substances, our operations are and will in the future be subject to numerous existing and proposed laws and regulations designed to protect the environment from waste materials and particularly hazardous wastes emissions.

Our businesses are subject to extensive laws and regulations designed to protect the environment from toxic wastes and hazardous substances or emissions and to provide a safe workplace for employees. Under current federal regulations, the Resource Conservation & Recovery Act, and Comprehensive Environmental Responsibility, Compensation, and Liability Act, the generator of toxic or hazardous waste is financially and legally responsible for that waste forever, and strictly liable for the clean up and disposal costs. We believe we are either in material compliance with all currently applicable laws and regulations or that we are operating in accordance with appropriate variances or similar arrangements, but we cannot be sure that we will always be deemed in compliance, nor can we be sure that compliance with future laws and regulations will not require significant capital expenditures.

The primary regulations affecting the plastic lumber divisions are air quality emissions from our manufacturing plants, disposal of solid and liquid wastes, wastewater, and storm water discharge. We do not believe that our waste disposal practices and manufacturing processes are in violation of any existing or presently proposed laws or regulations or require special handling permits or procedures or other factors that could result in significant capital expenditures.

Additionally, as with manufacturing practices in general, if we release any hazardous substance, such a release could have a material adverse effect whether we (i) directly or indirectly cause the release; or (ii) the release comes from any of our owned or leased properties; or (iii) the release comes from any associated offsite disposal of our wastes; or (iv) the release comes from prior activities on our owned or leased property. These laws and regulations are subject to change and could become more stringent in the future.

Although state and federal legislation currently provides for procurement preferences for recycled materials, the preferences for materials containing waste plastics are dependent upon the eventual promulgation of product or performance standard guidelines by state or federal regulatory agencies. The guidelines for recycled plastic building materials may not be released or, if released, the product performance standards required by those guidelines may be incompatible with our manufacturing capabilities. It may be necessary to expend considerable time, effort and money to keep our existing or acquired facilities in compliance with applicable environmental, zoning, health, and safety regulations as to which there may not be adequate insurance coverage. In addition, due to the possibility of unanticipated factual or regulatory developments, the amounts and timing of future environmental expenditures and compliance could vary substantially from those currently anticipated.

Our Operations

Our material handling, supplies and products are subject to environmental laws and regulations. The United States Environmental Protection Agency (EPA) administers these laws and regulations through 10 regional offices and the environmental departments or agencies of the states. In Canada, the federal department, Environment Canada, and the provinces ministries or departments of environment, administer equivalent laws and regulations. In order to operate a recycling program in a given locale, a company must be able to provide assurances that it meets the legal requirements.

The original operations for Everwood in Canada were approved by the Ontario Ministry of the Environment prior to 1996 as being in compliance the clean air, fresh water and pollution emission controls requirements of the province. In addition, CropLife Canada had similar approvals throughout all provinces in Canada for the processes used to collect and transport the plastic from the agricultural herbicide and pesticide containers. And CropLife Canada had assisted Everwood in ensuring that the products met environmental requirements for sale in the agriculture industry.

However, spent plastic blasting media is a material that could potentially be classed as hazardous waste due to components such as cadmium in the paint particles. In order to collect this material from customers in the USA, Poly-Pacific had to obtain approvals from the EPA for the methods that would be used to collect, handle, transport, store and use the spent plastic blasting media to ensure that there could be no damage to the environment arising from this process. The scope for EPA monitoring and control extends to the record keeping for tracking the material from its source, or the generator of the potentially hazardous material, to its inclusion in batches of product produced. In addition, Poly-Pacific has to be able to prove to the EPA authorities that the spent media and/or the products being produced are not being stockpiled; there has to be an existing, proven market for the products. Because of the processes used by Poly-Pacific, and because of the agricultural demand for recycled plastic lumber, providing this proof has never been a problem, but the EPA authority in each jurisdiction where spent media may be collected must first provide approval for the program.

The first EPA approvals for handling spent media as an ingredient for recycled plastic lumber rather than as a solid or hazardous waste were obtained in 1997. Poly-Pacific began its program by contracting a company called Everwood Agricultural Products Inc. in Aylmer, Ontario, to use spent MultiCut media in producing fence posts for the agricultural industry. Poly-Pacific took complete control of the process by purchasing the recycled plastic lumber equipment from the prior Everwood company in 1998 and setting the operations up as a wholly owned subsidiary, Everwood Agricultural Products International Inc.

The Poly-Pacific recycling program has now been approved by 8 EPA Regions including: in 1997 USEPA Regions 4, 6 and 10; in 1998 Regions 3, 7 and 9; in 2000 Region 5; and in 2002 Region 2. The recycling program has also been approved by 37 states including: in 1997 Alabama, Alaska (part of USEPA Region 10), Arizona, Florida, Georgia, Idaho, Kentucky, Minnesota, Mississippi, North Carolina, Oklahoma, Texas and Washington; in 1998 California, Iowa (part of USEPA Region 7), Kansas, Maryland, Nebraska, Nevada, New Jersey, Pennsylvania and Utah; in 1999 Illinois, Indiana, North Dakota, South Carolina, South Dakota, Virginia and Wyoming; in 2000 Arkansas, Colorado, Louisiana, Montana, New Mexico, Oregon and West Virginia; and in 2001 Tennessee. In Canada, the Everwood processes and plant have been approved by the Ontario Ministry of the Environment; and CropLife Canada has approval from all 10 provinces for the processes to collect and transport the cleaned and ground up agricultural containers.

GENERAL COMPANY INFORMATION

Warranties

Although the Company provides a limited warranty that the products will be free from defects in material and workmanship and, when subject to normal use, they are further warranted against manufacturing defects that result in peeling, flaking, blistering, cracking, breaking, corroding, abnormal weathering and abnormal discoloration of surfaces. The warranty provides for repair, replacement or refund to the purchaser for lumber determined to be defective. The Company’s maximum liability to refund is reduced by five (5) percent for each year after the date of original purchase. The warranty does not apply to the cost of installation or removal of any defective material. Since inception we have not received any warranty claims whatsoever, and we have sold well over 600,000 posts. No warranty is provided for plastic blasting media because it is manufactured in accordance with each particular customer’s specifications.

Customer Dependence

We are not dependent upon any individual customers for 10% or more of the revenues for either the media or the recycled plastic lumber product. The plastic blasting media is sold to over 40 different end-user customers. The recycled plastic lumber products are sold to an indeterminant number of agricultural end users.

Seasonality

As shown in the table below for results averaged over four years, although there are some minor variations, our sales exhibit virtually no seasonality. Plastic media is used primarily for blasting operations in enclosed buildings and can therefore be done any time of the year. Recycled plastic lumber products are sold throughout Canada and the USA, so there are climatic effects on sales in particular regions in accordance with outdoor repair activities. In colder climate areas sales are heaviest in the spring and summer, and in warmer climate areas sales are heaviest in the fall and winter months.

Poly-Pacific Average 2000 to 2004 Seasonality of Sales
	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Plastic Media Sales Percentage	24.3%	26.9%	25.3%	23.5%
Plastic Lumber Sales Percentage	23.4%	32.3%	19.1%	25.1%
Total Sales Percentage by Quarter	24.1%	28.1%	23.9%	23.9%

Property, Plants and Equipment

The extent and nature of the Company's properties are summarized in the table below:

Facility and location	Use and Size of Property	Owned/Leased & Term
Everwood plant at 268 Tillson Avenue, Tillsonburg, Ontario N4G 3B5	Manufacturing recycled plastic lumber. 15,000 square foot building on 6 acres of land. Fenced property for open storage.	Owned since 2001.
Poly-Pacific Technologies plant at 4755 Zinfandel Court, Unit A Ontario, CA 91761	Manufacturing plastic blasting media and recycled plastic lumber. 38,000 square foot building.	Leased with term that extends to 2007.

We have decided to focus increasingly on our recycled plastic lumber business, and so our intent is to expand in this market as quickly as possible. In addition, recent technological developments in the extrusion processes we use have proven that a very large supply of previously untapped raw materials is available as recycled plastic lumber feedstock. This source is the residential Blue Box/Blue Bag collection programs that are gaining in prominence and popularity. Virtually all of these programs collect a wide range of plastics, but only limited types and quantities of the plastics, such as those from pop bottles and milk jugs, can be used in most existing manufacturing processes to make useful recycled products. The other plastics collected most often have to be disposed of in some less environmentally friendly manner, such as through landfill or burning. However, these other plastics work very well in our processes to make recycled plastic lumber, and all that is needed to support an Everwood type of plant is a source of 4 million pounds per year of these plastics. With new investment the Company therefore plans to expand as quickly as possible by establishing new recycled plastic lumber plants.

Based upon our experience in the industry, besides standard round fence posts, we know there is a large market for smaller diameter, 3 1/2” round recycled plastic lumber to replace wood line posts in the grape growing industry vineyards, and for “conventional” 4 x 4 square posts and beams for other agricultural uses. The Company has determined that sets of molds can be made, with appropriate controls, to fit on the extrusion machines to produce precisely shaped products.

If the Company can obtain sufficient new capital investment, it plans to expand in the recycled plastic lumber industry as outlined in the table below. All future production facilities added are expected to be located in leased premises. A new capital investment of at least $3 million would enable the undertaking of an accelerated, profitable expansion plan over the next five years. If a new capital investment of only $2 million is obtained, the first year expansion program outlined below could be completed, but the rate of future growth would be solely dependent upon the cash flows generated by operations. We have no sources for funding this investment and cannot estimate the time it will take to secure them, if ever.

Timing	Planned Expansion Development	Plan Cost	Cumulated
Start	Initiate program with new capital investment
Months 1 to 4
Upgrade the existing recycled plastic lumber systems in Canada and California. The Everwood plant will be set up with a mold system to make 4” x 4” pieces for farm and ranch use, with a potential extension into the suburbanite markets. The California plant will be set up with a mold system to make 3 1/2” diameter line posts for the grape growing industry.
Equipment $160,000 Working Capital $340,000
Months 1 to 5
An existing operation in Nova Scotia will be acquired and modified to improve the mold system, material handling and finishing operations to make products that match the Everwood output for distribution through the existing 125 dealer locations.
		Equipment $250,000 Working Capital $250,000	First Two Developments $1,000,000
Months 7 to 12	Complete location searches, obtain and modify equipment, and establish two further plants to make 3 1/2” diameter line posts in locations such as Seattle and San Francisco.	Equipment $500,000 Working Capital $500,000	First Three Developments $2,000,000
Months 13 to 18	Complete location searches, obtain and modify equipment, and establish a plant to make 3 1/2” diameter line posts in a location such as San Diego, and one to make 4” x 4” pieces in Western Canada.	Equipment $500,000 Working Capital $500,000	First Four Developments $3,000,000
Future Months
As cash generated from operations permits, continue to complete location searches, obtain and modify equipment to establish two additional recycled plastic lumber plants every six to eight months. The first two such plants would be in locations such as Rochester (from which a plant making 3 1/2” diameter line posts could serve area vineyards) and Philadelphia. As soon as possible the Company would establish further plants in locations such as Atlanta, New York, New Jersey and St. Louis.
		For each new plant the funding required from operations will be: Equipment $500,000 Working Capital $500,000	These future developments are not dependent on attainment of further new investment.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Company's consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). These consolidated financial statements have also been audited in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) in the United States. These consolidated financial statements include the accounts of the company and its wholly owned subsidiaries, Poly-Pacific Technologies Inc. and Everwood Agricultural Products International Inc.

In the opinion of management, all adjustments of a normal recurring nature necessary for a fair presentation have been included. The information contained in this annual report should be read in conjunction with the Company's latest annual consolidated financial statements and the notes thereto.

Company's Critical Accounting Policies

The Company’s critical accounting policies, as reported in the financial statements, are:

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Everwood Agricultural Products International Inc. and Poly-Pacific Technologies Inc. All intercompany transactions have been eliminated on consolidation.

Revenue Recognition

Revenue is recorded when significant risks and rewards of ownership have been transferred to the customer. This occurs at the time of shipment (FOB shipping point) of the products from the Company’s warehouses.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Amortization is calculated at the following annual rates:

Building	- 4% declining balance
Fence	- 10% declining balance
Automotive equipment	- 30% declining balance
Computer equipmen	- 30% declining balance
Leasehold improvements	- 20% straight-line
Office equipment	- 20% declining balance
Plant equipment	- 20% declining balance

Translation of Foreign Currency

The functional currency of the Company and all of its subsidiaries is the Canadian dollar. Monetary assets and liabilities of the company are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at rates of exchange in effect at the respective transaction months. The resulting exchange gains or losses are included in earnings. Non-monetary assets and liabilities, arising from transactions denominated in foreign currencies, are translated at rates of exchange in effect at the date of the transaction.

Monetary assets and liabilities of the integrated foreign subsidiary are translated into Canadian dollars at a rate of exchange in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expense items other than amortization are translated at the average rate of exchange for the year. Amortization of assets translated at historical exchange rates are translated at the same exchange rates as the assets to which they relate.

Inventories

Inventories are recorded at the lower of cost or net realizable value. Cost of inventories is determined on an average cost basis.

Deferred Taxes

The Company accounts for and measures deferred tax assets and liabilities in accordance with the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

Stock-Based Compensation Plan

The Company grants stock options to employees, officers, directors and persons providing management or consulting services to the Company pursuant to a stock option plan described in Note 10. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standard No. 148 (SFAS 148), “Accounting for Stock Based Compensation - Transition and Disclosure”, an amendment to Statement of Financial Accounting Standard No. 123 (SFAS123) “Accounting for Stock Based Compensation” for employee awards granted under its stock option plan, modified or settled subsequent to January 1, 2002. The standard permits the prospective recognition of stock based compensation expense using a fair value based method for all employee stock based compensation transactions occurring subsequent to January 1, 2002.

Direct Costs

Direct costs consist primarily of purchasing costs, freight, direct labor and other specific costs.

General and Administrative

General and administrative costs consist primarily of office expenses, management salaries, administrative salaries and other expenses.

Project Development Costs

Project development costs incurred in completing the ISO 9002 project, in developing a project which will recycle used plastic blasting media, in setting up an additional processing plant for plastic blasting media, in researching certification of military grade materials for export, in researching and developing a new manufacturing process for plastic blasting media and in setting up a manufacturing plant in China to produce semi-finished plastic blasting media materials are expensed in the year incurred.

Occupancy Costs

Occupancy costs consist primarily of rent, utilities and telephone expenses.

Selling and Marketing

Selling and marketing consist primarily of advertising, sales and marketing salaries, travel expenses and other promotional expenses.

Net Income (Loss) Per Common Share

Net income (loss) per common share is calculated using the weighted average number of common shares outstanding during the period. Diluted net income (loss) per common share is calculated using the treasury stock method which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common shares.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Pronouncements

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of Accounting Research Bulletin (“ARB”) No. 43, Chapter 4". SFAS No. 151 clarifies that abnormal inventory costs such as costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage) are required to be recognized as current period charges. The provisions of SFAS No. 151 will be effective beginning in the first quarter of fiscal 2006. The Company has not yet assessed the impact of adopting SFAS No. 151 on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment”, which is a revision of SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period. Pro forma disclosures of the income statement effects of share-based payments is no longer an alternative. SFAS No. 123 (R) is effective for all stock-based awards granted on or after July 1, 2005. In addition, companies must also recognize compensation expense related to any awards that are not fully vested as of July 1, 2005. Compensation expense for the unvested awards will be measured based on the fair value of the awards previously calculated in developing the pro forma disclosures in accordance with the provisions of SFAS No. 123. Adopting SFAS No. 123(R) will have no impact on the Company’s consolidated financial statements.

A. Operating Results

The Company's activities in the last five years can be divided into two different product lines: (1) blasting media, (2) plastic lumber. The expenditures for operations and capital incurred for these product lines are itemized in the Tables 5.1 and 5.2.

Table 5.1—Summary of Operations for the Blasting Media

The summary of operations for the blasting media products (in Canadian $), as reported pursuant to U.S. GAAP, are presented in this table.

Poly-Pacific International Inc.
Summary of Financial Information in Canadian Dollars
Product - Blasting Media	Three Months ended 31/03/2005 (unaudited)	Year ended 31/12/2004	Year ended 31/12/2003	Year ended 31/12/2002
Blasting Media Sales in Canada	1,432.	167,700	100,000	100,000
Blasting Media Sales outside Canada	881,449.	2,968,006	3,245,734	2,666,762
Total Blasting Media Sales Revenues	882,931.	3,135,706	3,345,734	2,766,762
Blasting Media Operating Expenses	944,926.	3,202,938	3,577,780	3,783,539
Blasting Media Interest Expense	12,705.	46,302	40,948	23,264
Income Tax Expense (Recovery)	--	19,316	(144,762)	(172,195)
Blasting Media Net Income (Loss)	(74,700.)	(132,850)	(128,232)	(867,846)

Capital Expenditures	1,752.	32,430	742,512	637,373

Table 5.2—Summary of Operations for the Plastic Lumber

The summary of operations for plastic lumber products (in Canadian $), as reported pursuant to U.S. GAAP, are presented in this table.

Poly-Pacific International Inc.
Summary of Financial Information in Canadian Dollars
Product - Plastic Lumber	Three Months ended 31/03/2005 (unaudited)	Year ended 31/12/2004	Year ended 31/12/2003	Year ended 31/12/2002
Plastic Lumber Sales in Canada	38,422.	281,875	276,849	251,120
Plastic Lumber Sales outside Canada	127,201.	401,012	618,357	671,324
Total Plastic Lumber Sales Revenues	167,055.	682,887	895,206	922,444
Plastic Lumber Operating Expenses	144,890.	779,610	919,928	900,244
Plastic Lumber Interest Expense	2,585.	12,100	13,540	16,275
Income Tax Expense (Recovery)	--	76	(9,372)	4,351
Plastic Lumber Net Income (Loss)	19,580.	(108,899)	(29,890)	1,574

Capital Expenditures	--	18,264	9,715	10,694

Operating Results Narrative for the Three Months Ended March 31, 2005 (unaudited)

The Company’s sales of recycled plastic lumber during these three months were approximately equal to those of the same three months in the prior year. Although the volume of plastic blasting media sold was almost the same, the media sales revenues reported in Canadian dollars were about $103,000 less than for the same three months of the prior year. Approximately 28% of the reported lower media sales occurred because a decreasing proportion was for Lease and Recycle programs during those months, but the sales pattern for media destined for recycling during 2005 is expected to remain consistent overall with the prior year. However, almost three-quarters of the lower expressed sales of media occurred because the sales were made in US dollars while the value of the Canadian dollar was about 8% higher during the first three months of 2005 than it was in the same period of 2004 relative to the US dollar.

When the effects of the increase in the value of the Canadian dollar relative to the US dollar are accounted for in the first three months of 2005, the direct and other operating costs were approximately the same as they were for the same period in 2004. There were no significant changes made to operations equipment or processes during this period.

Operating Results Narrative for the Year Ended December 31, 2004

The Company’s total sales revenue has decreased $423,269 from the prior year, as shown in Table 3.1 on page 7 of this report, as a result of a decrease in the US dollar exchange rate during the year, amounting to $210,950. Also contributing to the decrease is the reduced production from the Everwood plant as a result of the temporary scarcity of plastic to be recycled during the year, and efforts to find alternate sources for raw materials, which amounted to $212,319. The disruption in supply materials occurred because of collection conditions in the Canadian agricultural industry, which took place before the Company was able to complete the refinements to its processing technology to use consumer Blue Box/Blue Bag materials for manufacturing plastic lumber. Completion of the new technology developments in the fall of 2004 will ensure that such a disruption cannot occur again in the future because of the expanded sources of supply. However, the decreased revenues contributed to loss for the year of $241,749, which the Company experienced compared to a loss for the prior year of $158,122.

Even with the reported loss, regulations for Canadian income reporting required the payment of income taxes because the Company had received all of its credits for Canadian income taxes paid before 2003 as refunds in 2003. In addition, the U.S. GAAP requirement to expend costs that can be deferred for Canadian income tax purposes, resulted in an increase in the after tax loss reported for 2004.

The volume of plastic blasting media sales decreased in 2004 because U.S. Military contracting authorities for four large bases did not issue lease and recycle contracts in response to their bid solicitations during the year. Although the Company could not anticipate receiving all of those potential contracts, it was the lowest qualified bidder on at least two of the large bid solicitations. An award of any one of these anticipated contracts would have increased sales considerably. In place of lease and recycle contracts, the bases placed orders for lesser quantities of plastic blasting media only, which also sells at a considerably lower price.

There was a decrease in direct costs that resulted from decreased Everwood production volume, increased plant efficiencies in California and the depreciation of the US dollars versus Canadian dollars. The Company’s consolidated gross margin in the current year continued at a level greater than 50%, which was consistent with the prior year as determined from the differences between sales revenues and direct costs in the Consolidated Statement of Operations presented in this report for the years ending December 31, 2004, 2003 and 2002.

The general and administrative expenses decreased by $247,390 in 2004 as the Company was able to eliminate or reduce the remaining overlapping costs that resulted from its move from Canada to the USA. An amount of $25,272 in stock-based compensation expenses has been included as part of the general and administration expenses.

During the year, the Company successfully conducted research and development for a process to incorporate scrap plastics from residential Blue Box/Blue Bag recycling programs into its recycled plastic lumber. This greatly increases the amount of raw materials available to the Company’s recycled plastic lumber business. The full range of post consumer recycled plastics is now being used for production at the Everwood plant in Canada, and will be sourced in the future for the plant in California. With products being sold through over 125 locations in 40 states in the USA and nine provinces in Canada, demand for more recycled plastic lumber production is continuing to grow strongly (based on a review of recent publications by the Environmental and Plastics Industry Council (EPIC)).

Operating Results Narrative for the Year Ended December 31, 2003

The year 2003 marks the first full year of operations in the United States for Poly-Pacific Technologies. Sales for the plastic media operation increased from US$1,777,596 in 2002 to US$2,388,125 in 2003, representing a 34.3 % increase. However, because the Company must report its consolidated results in Canadian dollars, the reported revenue increase for plastic media was only 20.9% for the year. In addition, recycled plastic lumber revenues reported were 2.9% lower than those reported for the previous year, because of the exchange rate impacts between Canadian and US dollars.

During the year, the Company completed improvements to the media production systems in California, and also completed installation of recycled plastic lumber equipment in that plant. While additional relocation and transitional expenses were incurred during the year, management also continued its efforts to reduce costs and to improve operational efficiency. However, unexpected delays were incurred for refinements that had to be made to the recycled plastic lumber equipment in California during the commissioning process, with the result that virtually no saleable production of recycled plastic lumber was produced at this plant during the year.

The Company also reached an agreement wherein the outstanding preferred shares were redeemed in exchange for an unsecured debenture so the Company could move forward under unimpeded conditions to continue developments with new business opportunities in the USA.

Operating Results Narrative for the Year Ended December 31, 2002

The fiscal year of 2002 was a transitional year for the Company. Notably, it set up the California operation and moved the manufacturing facility from Edmonton in October 2002. This resulted in a 5.6% decrease in plastic blasting media sales because of the interruption to production, but increased sales of recycled plastic lumber helped to offset this effect so that total revenues were only 1.2% lower than those of the previous year.

Some of the other major events were:

1.
Our major competitor, U.S. Technology Corporation of Canton, Ohio, commenced a claim alleging that the Company was not properly recycling the spent plastic media. The Company had to defend itself and its good reputation. As a result, it spent at least $450,000.00 in legal fees and $100,000.00 for in-house staffing costs and travel expenses. On the eve of the Annual General Meeting in 2002, U.S. Technology Corporation offered to settle. The action was terminated in August 2002 pursuant to an order issued by Judge Dan Aaron Polster, United States District Court, Northern District of Ohio, Eastern Division, Case No. 5:01 CV 2234, which stipulated that the agreement could only be publicized as having been reached on a “no fault to either party” basis.

2.
Our Preferred Shareholder, CMB Partnership II commenced a claim to redeem their preferred shares at a conversion price of $0.65 per common share. Given that the preferred shares did not have any redemption rights, coupled with the fact that our common shares were trading in the $0.15 - $0.25 range, the Company had no choice but to retain legal counsel to defend itself. The legal costs and management fees were $250,000.. and extra in-house staffing and travel costs were approximately $65,000.. The parties began the process of negotiating a settlement at year end, and the preferred shares were redeemed in exchange for an unsecured, non-interest bearing, debenture through agreements signed in July 2003.

3.
The Company completed the installation of a new plastic media production system at a cost of approximately $1,000,000.00. This system has the capacity of four (4) times the old system in Edmonton. The Company was also in the process of acquiring a plastic lumber manufacturing system costing about $800,000.00. This system should be ready for production in May 2003. The Company acquired the plastic lumber manufacturing system in 2003, and after refinements that were made to improve the quality of product output, was able to commence production during the last calendar quarter in 2004.

As a result of the foregoing, and an additional $250,000.00 for the physical move to California, we have invested a total of approximately $3,000,000.00 this year. However, the opening of the California plant opens up potential for a larger number of U.S. customers who can be provides with recycling services, particularly from the state of California and its large agricultural industry. The Company projected a favorable growth rate in the fourth quarter of 2002 from operations commencing in the United States.

General Comments Relating to Operations Results

Inflation has not had a material impact on any results for any of the above years.

A substantial portion of the Company's revenues are derived in currencies other than Canadian dollars. This results in financial risk due to fluctuations in the value of the Canadian dollar relative to those foreign currencies. For the most part, this exposure is reduced to the extent that the company incurs operating expenses in currencies other than Canadian dollars. The company also provides funding to its foreign subsidiary in the local currency of the subsidiary. Fluctuations in payments made for the company's products and in repayments of advances to the subsidiary could cause unanticipated fluctuations in the Company's operating results.

The primary currency exchange rate that impacts on the Company’s revenues and expenditures is the one for the Canadian dollar relative to the United States dollar. Through the reporting years 2002, 2001 and 2000 there was no material impact from these currency fluctuations from year to year. However, in the 2003 reporting year there was a major increase in the value of the Canadian dollar relative to the United States dollar. Because of the large proportion of the Company’s business conducted in United States dollars, the Company realized a foreign exchange loss of $239,180.

There have been no changes to Canadian government policies that have had a material impact on the Company’s financial results.

The Company is not presently a party to any material pending legal proceedings.

B. Liquidity and Capital Resources

The following table presents major Company financial data in summary form, as reported pursuant to U.S. GAAP, as at the years ended December 31, 2004, 2003 and 2002:

Year	Current assets	Total assets	Current liabilities
2004	1,733,114	3,628,977	2,774,297
2003	1,761,033	3,911,897	1,192,794
2002	3,083,408	5,243,404	1,611,455

As at December 31, 2004, the Company had $137,820 in long-term liabilities and had accounts payable and current accrued liabilities of $2,774,297 against cash and other current assets of $1,733,114. The $1,733,114 in current assets was attributed to $133,285 in cash, $511,692 in accounts receivable, $1,030,168 in inventories, and $57,969 in prepaid expenses. Management acknowledges that if it is to fully implement its contemplated business plans, it will require significant new equity and/or debt financing. There is no assurance that the company will be successful in raising this financing.

The following table delineates the sources and uses of cash by the Company during the most recent three years covered by the financial statements.

POLY-PACIFIC INTERNATIONAL INC. Consolidated Statement of Cash Flows (Expressed in Canadian Dollars)
	2004	2003	2002
Operating Activities Net loss	$(241,749)	$(158,122)	$(866,272)
Items not involving cash: Amortization of property, plant and equipment	287,515	163,096	127,279
Deferred income taxes expense (recovery)	18,181	(170,131)	(103,628)
Stock-based compensation	25,272	—	—
Bad debts	—	163,911	23,777
Unrealized foreign exchange gain on debentures	(125,672)	(302,974)	—
Net change in accounts receivable, prepaid expenses, other receivables, inventories, accounts payable and accrued liabilities	287,632	(336,483)	572,958
Cash provided by (used in) Operating Activities	251,179	(640,703)	(245,886)
Financing Activities Bank Overdraft Advances (Repayment)		(247,701)	172,668
Repayment of long-term debt (2)	(99,740)	(24,720)	(24,720)
Bank loan advances (repayments) (1)	343,368	(595,000)	416,000
Proceeds from long-term debt (2)	—	333,160	—
Issuance of convertible debenture payable (3)	—	275,000	—
Repayment of debenture payable (4)	(361,440)	(194,190)	—
Cash provided by (used in) Financing Activities	(117,812)	(453,451)	563,948
Investing Activities Advances (to) from affiliated company	—	710,064	(735,605)
Purchase of property, plant and equipment	(50,695)	(752,227)	(648,067)
Term deposits	—	298,363	(298,363)
Cash provided by (used in) Investing Activities	(50,695)	256,200	(1,682,035)
Increase (decrease) in cash	82,672	(873,954)	(1,363,973)
Cash, beginning of year	50,613	888,567	2,252,540
Cash, end of year	$133,285	$50,613	$888,567

(1)
The bank operating line of credit loan bears interest at the rate of U.S. prime plus 1%, requires monthly interest only payments, matures on June 24, 2005, and is secured by a general security agreement. The business loan agreement is included as Exhibit 5.1 to this report. The operating line of credit is subject to annual renewals.

(2)
The long term equipment loan, taken out in 2003, is repayable in uniform, blended monthly payments, subject to interest at prime plus 1%, matures on June 24, 2009, and is secured by equipment with a carrying value of $1,175,281.

(3)
The convertible debenture was provided through a private placement, bears interest at 10% per annum, and originally had a maturity date of December 15, 2004. Subsequent to the year end, an agreement was reached with public holders of the debenture whose interests were settled for a cash consideration of $161,856. The remaining convertible debentures of $95,000 are held by directors and have had the maturity date extended to July 28, 2005.

(4)
This debenture is the one that was originally issued for $1,586,250 USD in exchange for 3,030,200 preferred shares of the Company. The debenture is unsecured, bears no interest and is repayable in quarterly installments of $100,000 USD, with a lump sum payment of the balance being due on December 31, 2005.

Management considers that the company has sufficient funding to meet its requirements for maintaining administrative and operational expenditures for at least the next 12 months. The Company also has an approved operating bank line of credit of up to $500,000 USD (equal to about $600,000 CAD) in California, and had drawn $343,368 CAD of that line as at December 31, 2004. The Company's working capital will be used for administrative and operational expenditures. When necessary, the Company may in the future conduct equity financing to supplement its working capital to advance its business plans. For any future major project financing, the Company will rely on any or a combination of the equity financing, bank loans, and participation of strategic partners.

There is no discernable seasonality of borrowing requirements for operations. Although expressed above in Canadian dollars, the bank line of credit, the long term equipment loan and the unsecured debenture are all held in U.S. dollars.

The Company does not have any present material commitments for capital expenditures, although plans for expansions in the recycled plastic lumber industry would require significant amounts of capital. The Company will only be able to make commitments for capital expenditures if new capital investments are obtained, or as increased cash flows are generated from operations.

C. Research and Development, Patents and Licenses

The Company policies for research and development are directed toward finding and implementing technology to enhance the manufacturing processes for both plastic blasting media and recycled plastic lumber. For the plastic blasting media, the culmination of much of the development was realized with the installation of the new processing line in California in 2002. The continuation of research and development in 2003 resulted in further refinements to the processing which improved the quality of product as well as increasing available capacity. For the recycled plastic lumber the research and development has resulted in improvements to the process output of the extrusion machines, the refinement of designs for molding systems that will enable production of better dimensional lumber pieces, and completion of refinements that make it possible to recycle all types of post consumer plastics into good lumber products. Costs incurred for these activities during the most recent three years are included in this table:

Poly-Pacific International Inc.

	3 Months in 2005	2004	2003	2002
Research and Development Projects Costs	$0	$115,340	$47,353	$312,581

There have not been any costs incurred by the Company for patents or for special product processing licenses.

D. Trend Information

No trends that will impact upon the Company’s results this year are known at this time.

E. Off Balance Sheet Arrangements

There are no off balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

	Principal/Lease Amounts Remaining to be Paid in
Contractual Obligations As at December 31, 2004	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total Contractual Obligations
Mortgage for Everwood (1)	24,720.	49,440.	49,440.	38,940.	162,540.
Mortgage Interest (2)	10,585.	15,978.	9,057.	2,260.	37,880.
Equipment Long-Term Loan (3)	50,571.	112,374.	95,195.		258,140.
Equipment Loan Interest (4)	16,468.	21,704.	5,362.		43,534.
10% Convertible Debenture.(5)	275,000.				275,000.
10% Debenture Interest (6)	16,042.				16,042.
Debenture.(7)	1,368,954.				1,368,954.
Building Lease Obligation in California (8)	192,677.	305,071.			497,748.
Total as at December 31, 2004	1,955,017.	504,567.	159,054.	41,200.	2,659,838.

(1)	On March 31, 2005, the Company completed the sale of the land and building, for gross proceeds of $405,000. As a result, the mortgage has been fully paid out.

(2)
The mortgage agreement was for payment of uniform, monthly principal amounts with interest added at prime plus 1%. The estimates of future interest are based on the assumption that the prime rate was 6% at December 31, 2004, and would remain at that rate. However, due to the payout of the mortgage on March 31, 2005, the actual interest paid in the current year was $2,585.

(3)	The terms of the equipment loan are for fixed monthly payments of principal and interest, with a maturity date of June 24, 2009. The principal amounts are entered in this line.

(4)
Interest on the equipment loan is based on the U.S. prime rate plus 1%. The estimates of future interest are based on the assumption that the prime rate was 6% at December 31, 2004, and would remain at that rate. A blended payments loan calculator was used with that rate, and the 54 months to maturity, to estimate monthly amounts of interest that have been cumulated into entries for this item.

(5)
The $275,000 unsecured convertible debenture was issued during 2003. The convertible debenture bears interest at 10% per annum and was due on December 15, 2004. The debenture is convertible at the option of the debenture holders into fully paid, non-assessable common shares without par value in the capital of the Company at a conversion price in the range of $0.15 to $0.20 per common share. The convertible debentures held by the public were settled with the debenture holders subsequent to December 31, 2004 for cash consideration of $161,856. The remaining convertible debentures of $95,000 are held by directors of the Company who have agreed to extend the maturity date for the remaining $95,000 due on the 10% Convertible Debenture to July 28, 2005 (a sample agreement form signed by a director is included as Exhibit 5.3 to this report).  It is the Company’s intent to pay out this debenture on or before that date.

(6)	Interest on the convertible debenture has been estimated using the annual 10% interest rate. The estimate assumes that the interest will be paid only up to July 28, 2005.

(7)
This debenture was issued for $1,586,250 USD, and $100,000 USD payments are due at the end of each quarter in the calendar year. The debenture does not bear any interest, and there is a final balloon payment of $736,250 USD due on December 31, 2005.

(8)	The California building lease agreement is included as Exhibit 5.2 to this report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Mr. Thomas Lam is the President, Chief Executive Officer and a Director for the Company. He has over 30 years of management experience in computing operations and systems, public health operations, plastics manufacturing, and importing and exporting. Mr. Lam received his advanced training in the USA and Canada in computers, marketing, finance, administration and contract law negotiations. His experience and capabilities have enabled the Company to research and develop processes for the manufacturing and distribution of its products since 1989.

The Company Board of Directors has four other members. Mr. David Tam is a corporate lawyer and partner in Parlee McLaws LLP, the firm that handles the head office legal needs for the Company in Edmonton, Alberta. Dr. Edward Chambers is a former Dean of Business and now is a Research Professor with the School of Business at the University of Alberta, attached to the Western Center for Economic Research, and operates his own consulting company. Mr. Mike Duff is the owner and president of a successful, professional placement agency, Design Group Staffing Inc., serving the engineering, construction and resource industries with 17 branch offices across Canada. Mr. Don Quon is a computer software/information technology consultant to large corporations, who was one of the people originally involved in helping to form the corporation in 1995, and has continued to be elected as a director because of his technology background and familiarity with the company. There is no arrangement or understanding with major shareholders pursuant to the election of any director.

The Company's directors are elected by shareholders at each annual meeting to serve until the next annual meeting or, in the event of a vacancy, appointed by the Board of Directors then in office to serve until the next annual meeting or until their successors are elected and qualified. The Company's executive officers are appointed by the Board of Directors and serve at the discretion of the Board of Directors. There are no family relationships among the directors or executive officers of the Company.

B. Compensation

The following sets forth for the fiscal year ended December 31, 2004 the compensation of each of the directors and executive officers of the Company who received compensation, and all of the executive officers and directors as a group. All amounts are shown in Canadian dollars.

Individual	Position	Compensation
Mr. Thomas Lam	President and Director	$123,600. plus benefits (1).
Mr. David Tam	Director and Secretary	$3,600.
Three other directors	Director	none
Executive Officers & Directors as a Group		$127,200. plus benefits.

(1)	With Mr. Lam now resident in Canada, the only benefits included are for the Company’s group medical insurance, worth about $300 per month, and an $800 per month car allowance.

The Company has an employment and non-compete contract with Mr. Thomas Lam, President, but its subsidiaries have no employment contracts with any executive officer. Mr. Lam has an Executive Employment Agreement (Exhibit 4.3 to this report) with the Company that was effective January 1, 2002 for two years, subject to annual renewals thereafter. This agreement prescribes his appointment as President on an exclusive services basis to the Company, and reporting to the Board of Directors. It provides for a salary of $40,000 in Canadian or USA currency, depending on his domicile country as directed by the Board, six weeks of annual paid vacation, payment of a monthly car allowance of $800 CDN or USD, payment of relocation expenses and payment of private school fees for Mr. Lam’s son while living in California. Mr. Lam is to receive no severance payment upon termination for cause, but is to receive 24 months of severance pay upon termination without cause. The agreement also includes a two-year non-compete in respect of the plastic media business, and a two-year moratorium to further protect the interests of the Company and its affiliates through non-solicitation of any customers, employees or agents of the Company, or any of its affiliates. There is a second, related party agreement, as described in Item 7 B in this report, between the Company and Poly-Pacific Inc. and Mr. Thomas Lam, which provides for the balance of his compensation as President.

The Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by any other director in the Company's most recently completed or current financial year to compensate such directors in the event of the termination of services (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control.

Although the accounting policies include provisions for a “stock-based compensation policy”, the Company has not implemented a Stock Option Plan. However, we have awarded options as follows:

The Company granted an aggregate of 1,872,000 options to purchase common shares of the Company, effective April 16, 2004, but 235,000 of those options were cancelled effective August 31, 2004, leaving a balance of 1,637,000 options outstanding. As at December 31, 2004, the individuals listed below, held options in the amounts set forth beside their name, at an exercise price of $0.10 per common share. Authorized and unissued common shares are allotted and reserved for issuance, and upon receipt of regulatory acceptance and due exercise of the options, in whole or in part, by holders of the options. No issuing value is attached to these options. The individuals granted the options have all been long-term directors and/or employees of the Corporation.

Name	Number of Common Shares Under Option	Expiration Date
Edward Chambers	155,000	April 15, 2009
David Tam	155,000	April 15, 2009
Pui Fung Lam	155,000	April 15, 2009
Don Quon	155,000	April 15, 2009
Mike Duff	155,000	April 15, 2009
Charles Chiang	155,000	April 15, 2009
Thomas Lam	468,000	April 15, 2009
Karen Christian	141,000	April 15, 2009
Bob Bilger	98,000	April 15, 2009
Total Options	1,637,000	April 15, 2009

Besides the $3,600 per year each paid to Mr. Thomas Lam and Mr. David Tam as Directors, the Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for involvement in special assignments or for services as a consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Form 20F.

C. Board Practices

In accordance with the Articles of the Company the number of directors shall be such number not less than one as the Company by ordinary resolution may from time to time determine and each director shall hold office until the next annual general meeting following his or her election or until his or her successor is elected. The Company has five directors.

The officers of the Company are elected by the Board of Directors as soon as possible following each annual general meeting and shall hold office for such period and on such terms as the board may determine. There is an employment contract between the Company and Mr. Thomas Lam, President, which provides for benefits upon the termination of his employment at the equivalent of two years salary if for no cause, but stipulating that there shall be no severance payment if his services were to be terminated without cause. There are no service contracts between the Company and any of its other directors providing for benefits upon termination of service.

The members of the Company Audit Committee are appointed by the Board of Directors as soon as possible following each annual general meeting. The current audit committee members are Dr. Edward Chambers, Mr. Mike Duff and Mr. Don Quon, who are all independent Directors, in accordance with the criteria set down pursuant to Exchange Act Rule 10A-3. The Board of Directors does not have a formally appointed compensation committee, but performs this function as a whole in respect of compensation of officers of the corporation, with any officer who is also a director being excluded from the deliberations of the other directors in respect of that officer’s compensation.

D. Employees

As at December 31, 2004, the Company had the following full-time employees:

Poly-Pacific International Inc.—2 management, 1 accounting and 1 administration
Everwood, Ontario—1 manager and 3 operators
Everwood, Edmonton—1 sales and marketing manager
Poly-Pacific Technologies—3 sales and marketing, 1 accounting/administration, 1 plant manager, 1 maintenance technician, 4 operators full time, and 2 operators part time

E. Share Ownership

The Company is authorized to issue an unlimited number of common voting shares at no par value, of which 9,361,624 are issued and outstanding. The Company is authorized to issue an unlimited number of preferred non-voting shares in series at no par value, of which none are issued.

As of December 31, 2004 all directors, officers and employees of the Company as a group own and control 13.41% of the Company's common shares outstanding and could own and control 21.31% of the Company's common shares if all outstanding options were to be exercised.

Identity of Owner	Common Shares Owned and Controlled(1)		Percent of Class
	Number Held	Stock Options(2)	Now Outstanding	Fully Diluted
Thomas Lam	600,000	468,000	6.41%	9.71%
Dr. Edward Chambers	80,000	155,000	0.85%	2.14%
David Tam	225,968	155,000	2.41%	3.46%
Don Quon	200,000	155,000	2.14%	3.23%
Mike Duff	150,000	155,000	1.60%	2.77%

(1)
Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at December 31, 2004, based upon information furnished to the Company by individual directors. Unless otherwise indicated, such shares are held directly.

(2)	Includes options for common shares, as disclosed herein.

This table is based upon information derived from our shares records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. There were no changes in the share holdings of the Officers and Directors during the last three fiscal years. Except as set forth above, applicable percentages are based upon 9,361,624 shares of common shares outstanding as of January 31, 2005.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The Company is not owned or controlled, either directly or indirectly, by any other corporation or by any government. There are no arrangements, known to the Company, the operation of which may at a future date result in a change of control of the Company. The people identified in the table below are the only registered owners of more than 5% of the Company’s voting securities, as of December 31, 2004.

Identity of Owner	Amount Owned and Controlled	Percent of Class
		Now Outstanding	Fully Diluted (3)

Mr. Thomas Lam (1)	600,000	6.41%	9.71%
Mr. Pui Fung Lam (2)	500,000	5.34%	5.96%

(1)	Mr. Thomas Lam holds options to acquire 468,000 common shares of the Corporation at $0.10 per share through until April 15, 2009.
(2)	As has been disclosed to shareholders, Mr. Pui Fung Lam holds options to acquire 155,000 common shares of the Corporation at $0.10 per share through until April 15, 2009.
(3)
Seven other people hold options to acquire a total of 1,014,000 common shares of the Corporation, at $0.10 per share through until April 15, 2009, but each individual owns less than 5% of shares, both on a current and on a fully diluted basis.

Neither of the above shareholders have any voting rights that differ from non-majority shareholders.

As of December 31, 2004, U.S. shareholders owned approximately 89,300 of the Company's common shares, representing 0.95% of the total 9,361,624 common shares issued and outstanding. Canadian shareholders owned the balance of approximately 9,272,324 of the Company's common shares, representing 99.05% of the total 9,361,624 common shares issued and outstanding.

B. Related Party Transactions

During the reporting years, the Company had the following related party transactions with corporations under significant influence of the Company's directors:

Period Ended	3 Months 31/03/2005	Year to 31/12/2004	Year to 31/12/2003	Year to 31/12/2002
Management Fees	19,882	98,090.	112,078.	380,423.

These fees are incurred pursuant to a Management Agreement between the Company and Poly-Pacific Inc. and Mr. Thomas Lam (Exhibit 4.4 to this report), which was for two years effective January 1, 2002 and is subject to annual renewals at the end of the initial term. Poly-Pacific Inc., a private corporation, is the predecessor company from which the plastic blasting media equipment and technology was acquired by the Company in 1996. Although Mr. Lam is only one of the shareholders in the said private company, he is the only person who receives any remuneration through Poly-Pacific Inc. The management agreement provides for payment of $100,000 in signing bonuses in 2002, for payment of annual fees of $80,000 CDN or USD depending on where Mr. Lam is domiciled as directed by the Company (he was resident in California from July 2002 through until June 2004, and has been living in Canada since then). There is to be no severance payment upon termination for cause, but a severance payment equal to 24 months in fees is due upon termination without cause. The agreement also includes a two-year non-compete in respect of the plastic media business, and a two-year moratorium to further protect the interests of the Company and its affiliates through non-solicitation of any customers, employees or agents of the Company, or any of its affiliates. The employment agreement, as described in Item 6 B in this report, between the Company and Mr. Thomas Lam complements the management agreement in respect of his compensation as President and the other terms of his employment.

As disclosed in the notes to the financial statements, these transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

During 2002, advances were being held in trust for an affiliated company that had been formed with the intention of carrying out a joint venture project. An agreement had been entered into between Poly-Pacific International Inc. and a relative of Mr. Thomas Lam, one of the Company’s directors. The joint venturers intended to establish a manufacturing plant to make semi-finished plastic blasting media in China for shipment to North America. However, during 2003, the Company decided that it would not proceed with the joint venture and the advances were returned. The joint venture agreement has been terminated.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

The following financial statements of Poly-Pacific International Inc. for the three months ended March 31, 2005 (unaudited) and for the years ended December 31, 2004, 2003 and 2002 are incorporated with this Item 8 to this report:

•	Management Responsibility for Financial Reporting.
•	Auditors' Report.
•	Consolidated Balance Sheet at period end date.
•	Consolidated Statement of Operations.
•	Statement of Retained Earnings and Deficit.
•	Consolidated Statement of Cash Flows.
•	Notes to Consolidated Financial Statements.

The Company has neither declared nor paid any dividends to date on its outstanding shares. The Company intends to retain any future earnings to finance the development of its properties, and accordingly, does not anticipate paying any dividends in the foreseeable future.

The financial statements are presented on the immediately following pages.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)

Interim Consolidated Financial Statements for the Three Months Ended March 31, 2005 (Unaudited)

NOTICE OF NO AUDITOR REVIEW OF
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, "Continuous Disclosure Obligations", Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim consolidated financial statements, they must be accompanied by a notice indicating that the interim consolidated financial statements have not been reviewed by an auditor.

The Company's external auditors, Collins Barrow, have not performed a review of these interim consolidated financial statements.

"Thomas Lam"
Signed

Thomas Lam
President and Chief Executive Officer

"Peter Inman"
Signed

Peter Inman
Acting Chief Financial Officer

May 27, 2005

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Interim Consolidated Balance Sheet
March 31, 2005

	March 31, 2005	December 31, 2004
ASSETS
Current Assets
Cash	$70,419	$133,285
Accounts receivable	799,759	511,692
Prepaid expenses	84,596	57,969
Inventories	939,699	1,030,168

	1,894,473	1,733,114

Property, plant and equipment (Note 3)	1,241,974	1,721,113
Deferred income tax	174,750	174,750

	$3,311,197	$3,628,977

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$602,575	$504,115
Bank loan	444,315	343,368
Debentures	1,338,920	1,643,954
Current portion of long-term debt	255,223	282,860

	2,641,033	2,774,297

Long-term debt	--	137,820

	2,641,033	2,912,117
SHAREHOLDERS' EQUITY
Additional paid in capital	705,898	697,474
Accumulated comprehensive income	53,195	53,195
Share capital (Note 4)	865,584	865,584
Authorized:
Unlimited common and preferred shares
Common shares issued and outstanding:
March 31, 2005 and December 31, 2004 - 9,361,624

Deficit	(954,513)	(899,393)
	670,164	716,860
	$3,311,197	$3,628,977

The accompanying notes to the consolidated financial statements are an integral part of the statements.

Approved on behalf of the Board

"Thomas Lam"	"Don Quon"
Signed	Signed
Director	Director

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Interim Consolidated Statement of Operations
For the Three Months Ended March 31, 2005

	January 1 to March 31, 2005	January 1 to March 31, 2004
Sales	$1,049,986	$1,158,558
Direct costs	556,139	605,466

Gross profit	493,847	553,092

Expenses
General and administrative	223,741	171,348
Occupancy costs	92,700	93,278
Professional fees	48,470	8,036
Amortization of property, plant and equipment	52,525	65,296
Selling and marketing	49,231	58,875
Foreign currency exchange loss (gain)	19,950	(9,745)
Management fees	19,882	14,454
Regulatory costs	3,848	5,694
Project development	--	10,863

	510,347	418,099

Operating income (loss)	(16,500)	134,993

Loss on disposal of property	23,366	--
Interest income	(36)	(36)
Interest expense	15,290	7,698

Income (loss) before income taxes	(55,120)	127,331

Income taxes (recovery) - current	--	4,840
- deferred	--	22,151
	--	26,991

Net income (loss)	$(55,120)	$100,340

Net income (loss) per common share (Note 5)	$(0.01)	$0.01

Diluted net income (loss) per common share (Note 5)	$(0.01)	$0.01

The accompanying notes to the consolidated financial statements are an integral part of the statements.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Interim Consolidated Statement of Shareholders' Equity
For the Three Months Ended March 31, 2005

	Common Shares
						Total
	Number of		Additional Paid	Comprehensive	Accumulated	Shareholders'
	Shares	Amount	in Capital	Income	Deficit	Equity

Balance at
December 31, 2004	9,361,624	$865,584	$697,474	$53,195	$(899,393)	$716,860

Loss for the period	---	---	---	---	(55,120)	(55,120)

Stock based
compensation	---	---	8,424	---	---	8,424

Balance at
March 31, 2005	9,361,624	$865,584	$705,898	$53,195	$(954,513)	$670,164

The accompanying notes to the consolidated financial statements are an integral part of the statements.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Interim Consolidated Statement of Cash Flows
For the Three Months Ended March 31, 2005

	January 1 to	January 1 to
	March 31,	March 31,
	2005	2004

Cash Provided by (Used in):

Operating Activities
Net income (loss)	$(55,120)	$100,340
Items not requiring cash:
Amortization of property, plant and equipment	52,525	65,296
Loss on disposal of property	23,366	---
Stock based compensation	8,424	---
Deferred income taxes	---	26,991
Net change in non-cash working capital	(125,755)	(37,774)

	(96,560)	154,853

Financing Activities
Repayment of debenture	(305,034)	(131,462)
Repayment of long-term debt	(165,467)	(20,200)
Advances from bank loan	100,947	---

	(369,554)	(151,662)

Investing Activities
Purchase of property, plant and equipment	(1,752)	(12,896)
Proceeds from disposal of property	405,000	---

	403,248	(12,896)

Decrease in cash	(62,866)	(9,705)

Cash, beginning of period	133,285	50,613

Cash, end of period	$70,419	$40,908

Supplemental cash flow information (Note 6)

The accompanying notes to the consolidated financial statements are an integral part of the statements.

POLY-PACIFIC INTERNATIONAL INC.
Expressed in Canadian Dollars)
(Unaudited)
Notes to the Interim Consolidated Financial Statements
March 31, 2005

1.	Nature of Business

Poly-Pacific International Inc. was incorporated under the Alberta Business Corporations Act on October 25, 1995. The Company is in the business of manufacturing plastic blasting media and manufacturing plastic lumber using recycled plastic material.

2.	Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principals for interim consolidated financial statements and do not include all of the disclosures found in the Company's annual financial statements. These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2004. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the Company's year end audited consolidated financial statements of December 31, 2004.

3.	Property, Plant and Equipment

			March 31,			December
			2005			31, 2004
			Accumulated
	Cost		Amortization	Net		Net

Land	$	---	$ ---	$	---	$100,000
Building		---	---		---	317,095
Fence		---	---		---	11,270
Automotive		29,508	13,675		15,833	16,641
Computer equipment		84,572	56,110		28,462	28,364
Leasehold improvements		17,086	3,620		13,466	13,591
Office equipment		109,540	50,430		59,110	61,483
Plant equipment		1,815,200	690,097		1,125,103	1,172,669

		$2,055,906	$813,932		$1,241,974	$1,721,113

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Notes to the Interim Consolidated Financial Statements
March 31, 2005

4.	Share Capital

Authorized

Unlimited number of common voting shares and unlimited number of preferred non-voting shares.

Stock-Based Compensation Plan

During 2004, the Company issued stock options to acquire common stock through its stock option plan. The options granted to directors and employees totalled 1,872,000 of which 1,872,000 have fully vested. The stock options can be exercised at $0.10 per common share and expire on April 15, 2009. Terms and conditions of options granted are set out in the Company=s stock option plan.

The following table summarizes information about stock options outstanding at March 31, 2005:

Options Outstanding			Options Exercisable
Weighted
	Weighted	Average		Weighted
Number	Average	Remaining	Number	Average
of	Exercise	Contractual	of	Exercise
Options	Price	Life (Years)	Options	Price

1,637,000	$0.10	4.29	1,637,000	$0.10

During the quarter ended March 31, 2005, the Company recognized $8,424 (2004 - $nil) in stock-based compensation expense.

The fair value for stock options expensed in the quarter ended March 31, 2005 was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

Interest rate	2.5%
Expected volatility	87.0%
Expected life options (in years)	5.0

5.	Net Income per Common Share

The basic net income per common share is based on the weighted average number of common shares outstanding of 9,361,624 (March 31, 2004 - 9,361,624). The diluted net income per common share is calculated by assuming all the convertible debentures and stock options are converted at the beginning of the period and by using the weighted average number of common shares of 9,361,624 (March 31, 2004 - 11,011,624).

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Notes to the Interim Consolidated Financial Statements
March 31, 2005

6.	Supplemental Cash Flow Information

	January 1 to	January 1 to
	March 31,	March 31,
	2005	2004

Interest paid	$4,114	$7,698

7.	Financial Instruments

A substantial portion of the Company's revenues are derived in currencies other than Canadian dollars. This results in financial risk due to fluctuations in the value of the Canadian dollar relative to those foreign currencies. For the most part, this exposure is reduced to the extent that the company incurs operating expenses in currencies other than Canadian dollars. The Company also provides funding to its foreign subsidiary in the local currency of the subsidiary. Fluctuations in payments made for the Company's products and in repayments of advances to the subsidiary could cause unanticipated fluctuations in the Company's operating results.

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of accounts receivable.

The Company has investment policies that require placement of term deposits in financial institutions evaluated as highly credit worthy.

Concentration of credit risk with respect to accounts receivable is limited due to the Company's credit evaluation process, the large number of customers comprising the Company's customer base and their dispersion among many different industries in North America.

In the normal course of business, the company evaluates the financial condition of its customers on a continuing basis and reviews the credit worthiness of all new customers. The Company has its customers insured and as a result this reduces the specific customer risks.

Fair Value

Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

Financial instruments of the Company consist mainly of cash, accounts receivable, accounts payable and accrued liabilities, debentures, bank loan and long-term debt. As at March 31, 2005, there are no significant differences between the carrying amounts of these items and their estimated fair values.

The accounts receivable, accounts payable, long-term debt, bank loan and debenture balances to be received and paid in foreign currency are subject to foreign exchange risk.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Notes to the Interim Consolidated Financial Statements
March 31, 2005

8.	Segmented Information

Poly-Pacific International Inc. has two reportable segments, plastic blasting media and plastic lumber. These segments are business units that offer different products and operate in different geographic areas. The plastic blasting media segment manufactures plastic blasting media for industrial use and operates in California, U.S.A. The plastic lumber segment operates in Ontario, Canada and obtains recycled plastic material and uses this material to produce plastic lumber for agricultural use.

	Plastic Blasting Media And Corporate		Plastic Lumber		Total
	January 1 to March 31, 2005	January 1 to March 31, 2004	January 1 to March 31, 2005	January 1 to March 31, 2004	January 1 to March 31, 2005	January 1 to March 31, 2004

Assets	$2,921,829	$3,164,633	$389,368	$726,089	$3,311,197	$3,890,722

Long-lived assets
in Canada	24,921	24,624	75,317	524,430	100,238	549,054

Long-lived assets
outside of
Canada	1,141,736	1,356,479	--	--	1,141,736	1,356,479

Sales in Canada	1,432	50,880	38,422	85,520	39,854	136,400

Sales outside
of Canada	881,499	900,490	127,201	121,667	1,010,132	1,022,157

Sales	882,931	985,770	167,055	172,788	1,049,986	1,158,558

Segment profit
(loss)	(74,700)	111,757	19,580	(11,417)	(55,120)	100,340

Amortization:
Property, plant
and equipment	48,556	55,403	3,969	9,893	52,525	65,296

Interest expense	12,705	4,717	2,585	2,981	15,290	7,698

Income tax expense
(recovery)	--	1,890	--	25,101	--	26,991

Capital expenditures	1,752	--	--	12,896	1,752	12,896

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Notes to the Interim Consolidated Financial Statements
March 31, 2005

9.	Differences Between United States and Canadian Generally Accepted Accounting Principles

The interim consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted acounting principles which, as they apply to the Company, differ in certain material respects from those applicable in Canada. Significant differences between U.S. GAAP and Canadian GAAP are set forth below:

	March 31,	December 31,
	2005	2004

Additional Paid In Capital
Balance under U.S. GAAP	$705,898	$697,474
Adjustment for stock compensation
for employees (b)	(58,396)	(58,396)

Balance under Canadian GAAP	$647,502	$639,078

Accumulated Comprehensive Income
Balance under U.S. GAAP	$53,195	$53,195
Translation adjustments (c)	(53,195)	(53,195)

Balance under Canadian GAAP	$ ---	$ ---

Retained earnings (deficit)
Balance under U.S. GAAP	$(954,513)	$(899,393)
Additions to deferred charges (a)	---	115,340
Translation adjustment (c)	53,195	53,195
Write-down of deferred charges (a)	---	(567,615)
Cumulative adjustment of prior
year's differences	58,396	510,672

Balance under Canadian GAAP	$(842,922)	$(787,801)

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Notes to the Interim Consolidated Financial Statements
March 31, 2005

9.	Differences Between United States and Canadian Generally Accepted Accounting Principles (Continued)

	March 31,	December 31,
	2005	2004

Effect on consolidated statement of operations
Net loss under U.S. GAAP	$55,120	$100,340

Additions to deferred charges (a)	---	10,863
Amortization of deferred charges (a)	---	(29,460)
Write-down of deferred charges (a)	---	---

Net loss under Canadian GAAP	$55,120	$81,743

Basic loss per share - Canadian GAAP	$0.01	$0.01

There are no differences between U.S. GAAP and Canadian GAAP in amounts reported as cash flows provided by (used in) operating, financing or investing activities.

a) Deferred Charges

Under Canadian GAAP, when a development cost meets Canadian GAAP criteria for deferral and amortization amounts incurred to project development are capitalized and amortized over the expected useful life. Deferred charges incurred in 2003 and 2002 met this criteria and were capitalized and amortized. In 2004, the Company reviewed the valution of the deferred charges and concluded they no longer met the criteria for capitalization under Canadian GAAP and wrote off the deferred charges.

b) Stock Based Compensation

Under Canadian GAAP, the Company did not adopt the policy of expensing stock options until January 1, 2002. Prior to this, no stock based compensation expense was required to be recorded.

c) Translation Adjustment

Under Canadian GAAP, the foreign currency translation adjustment would be recorded in retained earnings rather than as comprehensive income.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)

Consolidated Financial Statements for December 31, 2004, 2003 and 2002

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Poly-Pacific International Inc. for the years ended December 31, 2004, 2003 and 2002 have been prepared by management in accordance with U.S. generally accepted accounting principles.

Management maintains systems of internal control designed to provide reasonable assurance that the assets are safeguarded, all transactions are authorized and duly recorded, and financial records are properly maintained to facilitate the preparation of the consolidated financial statements in a timely manner. The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee of the Board of Directors has reviewed the consolidated financial statements with management and the external auditors. Collins Barrow Edmonton LLP, an independent firm of chartered accountants, appointed as external auditors by the shareholders, have audited the consolidated financial statements and their report is included herein.

“Thomas Lam” Signed

Thomas Lam
President and Chief Executive Officer Chief Financial Officer

April 1, 2005

Report of Independent Registered Public Accounting Firm

To the Shareholders of Poly-Pacific International Inc.

We have audited the consolidated balance sheet of Poly-Pacific International Inc. (the “Company”) as at December 31, 2004, 2003 and 2002 and the consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, except as discussed in the following paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2004, December 31, 2003 and December 31, 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004 in accordance with U.S. generally accepted accounting principles.

The Company’s continuation as a “going concern” is uncertain and is dependent upon its ability to achieve profitable operations, to receive continued financial support from its shareholders and to obtain additional financing or equity. The outcome of this matter cannot be determined at this time. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

“Collins Barrow Edmonton LLP” Signed

Collins Barrow Edmonton LLP, Chartered Accountants
Independent Registered Chartered Accountants

Edmonton, Canada April 1, 2005

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Consolidated Balance Sheet
December 31, 2004, 2003 and 2002

	2004	2003	2002
ASSETS
Current Assets
Cash	$133,285	$50,613	$888,567
Term deposits	--	--	298,363
Accounts receivable	511,692	668,684	519,085
Prepaid expenses	57,969	75,781	108,048
Other receivable	--	--	119,564
Inventories (Note 3)	1,030,168	965,955	1,149,781

	1,733,114	1,761,033	3,083,408
Advances to affiliated company (Note 4)	--	--	735,605
Property, plant and equipment (Note 5)	1,721,113	1,957,933	1,368,802
Deferred income taxes (Note 13)	174,750	192,931	55,589

	$3,628,977	$3,911,897	$5,243,404
LIABILITIES AND SHAREHOLDERS( EQUITY
Current Liabilities
Bank overdraft (Note 6)	$--	$--	$247,701
Accounts payable and accrued liabilities	504,115	325,989	711,245
Income taxes payable	--	1,085	--
Bank loan (Note 7)	343,368	--	595,000
Current portion of long-term debt (Note 8)	282,860	73,800	24,720
Current portion of debentures payable (Note 9)	1,643,954	791,920	--
Deferred income taxes (Note 13)	--	--	32,789
	2,774,297	1,192,794	1,611,455
Long-term debt (Note 8)	137,820	446,620	187,260
Debentures payable (Note 9)	--	1,339,146	--

	2,912,117	2,978,560	1,798,715

Commitments and Contingencies (Notes 11 and 12)

SHAREHOLDERS' EQUITY
Additional paid in capital	697,474	672,202	58,396
Accumulated comprehensive income	53,195	53,195	53,195
Share capital (Note 10)	865,584	865,584	3,832,620
Authorized:
Unlimited common and preferred shares
Common shares issued and outstanding:
December 31, 2004, 2003 and 2002 - 9,361,624
Preferred shares issued and outstanding:
December 31, 2004 - NIL
December 31, 2003 - NIL
December 31, 2002 - 2,967,036
Deficit	(899,393)	(657,644)	(499,522)
	716,860	933,337	3,444,689

	$3,628,977	$3,911,897	$5,243,404

The accompanying notes to the consolidated financial statements are an integral part of the statements.

Approved on behalf of the Board

AEdward Chambers@	AMike Duff@
Signed	Signed
Director	Director

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars, Except Share and Per Share Amounts)
Consolidated Statement of Operations
For the Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Sales	$3,818,593	$4,240,940	$3,689,206

Direct costs	1,850,403	1,936,100	2,070,632

Gross profit	1,968,190	2,304,840	1,618,574

Expenses
General and administrative	671,725	919,111	540,439
Occupancy costs	435,720	481,886	367,098
Selling and marketing	321,973	257,088	188,093
Amortization of property, plant and equipment	287,515	163,096	127,279
Professional fees	166,279	131,439	442,461
Project development	115,340	47,353	312,581
Management fees	98,090	112,078	380,423
Regulatory costs	39,726	48,852	55,123
Bad debts	--	163,911	23,777
Reorganization costs	--	--	219,139
Foreign exchange loss (gain)	(3,866)	239,180	(13,305)

	2,132,502	2,563,994	2,643,108

Operating loss	(164,312)	(259,154)	(1,024,534)

Interest income	(464)	(1,386)	(29,957)
Interest expense	58,509	54,488	39,539

Loss before income taxes	(222,357)	(312,256)	(1,034,116)

Income taxes (recovery) (Note 13)
- current	1,211	15,997	(64,216)
- deferred	18,181	(170,131)	(103,628)

	19,392	(154,134)	(167,844)

Net loss	$(241,749)	$(158,122)	$(866,272)
Net income (loss) per common
share (Note 14)	$(0.03)	$0.05	$(0.09)

The accompanying notes to the consolidated financial statements are an integral part of the statements.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Consolidated Statement of Shareholders= Equity
For the Years Ended December 31, 2004, 2003 and 2002

	Preferred Shares		Common Shares
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid In Capital	Comprehensive Income	Retained Earnings (Accumulated Deficit)	Total Equity Shareholders

Balance at
December 31, 2001	3,030,200	$2,967,036	9,361,624	$865,584	$58,396	$--	$366,750	$4,257,766
Loss for the period	--	--	--	--	--	--	(866,272)	(866,272)
Translation adjustment	--	--	--	--	--	53,195	--	53,195

Balance at
December 31, 2002	3,030,200	2,967,036	9,361,624	865,584	58,396	53,195	(499,522)	3,444,689
Redemption of
preferred shares	(3,030,200)	(2,967,036)	--	--	613,806	--	--	(2,353,230)
Loss for the period	--	--	--	--	--	--	(158,122)	(158,122)

Balance at
December 31, 2003	--	--	9,361,624	865,584	672,202	53,195	(657,644)	933,337
Loss for the period	--	--	--	--	--	--	(241,749)	(241,749)
Stock based
compensation	--	--	--	--	25,272	--	--	25,272

Balance at
December 31, 2004	--	$--	9,361,624	$865,584	$697,474	$53,195	$(899,393)	$716,860

The accompanying notes to the consolidated financial statements are an integral part of the statements.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Consolidated Statement of Cash Flows
For the Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Operating Activities
Net loss	$(241,749)	$(158,122)	$(866,272)
Items not involving cash:
Amortization of property, plant and equipment	287,515	163,096	127,279
Deferred income taxes expense (recovery)	18,181	(170,131)	(103,628)
Stock-based compensation	25,272	--	--
Bad debts	--	163,911	23,777
Unrealized foreign exchange gain on
debentures	(125,672)	(302,974)	--
Net change in non-cash working capital
(Note 15)	287,632	(336,483)	572,958

Cash provided by (used in)	251,179	(640,703)	(245,886)

Financing Activities
Bank overdraft advances (repayment)	--	(247,701)	172,668
Repayment of long-term debt	(99,740)	(24,720)	(24,720)
Bank loan advances (repayments)	343,368	(595,000)	416,000
Proceeds from long-term debt	--	333,160	--
Issuance of convertible debenture payable	--	275,000	--
Repayment of debenture payable	(361,440)	(194,190)	--

Cash provided by (used in)	(117,812)	(453,451)	563,948

Investing Activities
Advances (to) from affiliated company	--	710,064	(735,605)
Purchase of property, plant and equipment	(50,695)	(752,227)	(648,067)
Term deposits	--	298,363	(298,363)

Cash provided by (used in)	(50,695)	256,200	(1,682,035)

Increase (decrease) in cash	82,672	(837,954)	(1,363,973)

Cash, beginning of year	50,613	888,567	2,252,540

Cash, end of year	$133,285	$50,613	$888,567

Supplemental cash flow information (Note 15)

The accompanying notes to the consolidated financial statements are an integral part of the statements.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002

1.	Nature of Business

Poly-Pacific International Inc. was incorporated under the Alberta Business Corporations Act on October 25, 1995. The Company is in the business of manufacturing plastic blasting media and manufacturing plastic lumber using recycled plastic materials.

Basis of Presentation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). All amounts herein are expressed in Canadian dollars unless otherwise noted. These consolidated financial statements conform in all material respects with Canadian generally accepted accounting principles (ACanadian GAAP@), except as discussed in Note 20.

2.	Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Everwood Agricultural Products International Inc. and Poly-Pacific Technologies, Inc. All intercompany transactions have been eliminated on consolidation.

Revenue Recognition

Revenue is recorded when significant risks and rewards of ownership have been transferred to the customer. This occurs at the time of shipment (FOB shipping point) of the products from the Company=s warehouses.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Amortization is calculated at the following annual rates:

Building	- 4% declining balance
Fence	- 10% declining balance
Automotive equipment	- 30% declining balance
Computer equipment	- 30% declining balance
Leasehold improvements	- 20% straight-line
Office equipment	- 20% declining balance
Plant equipment	- 20% declining balance

Translation of Foreign Currency

The functional currency of the Company and all of its subsidiaries is the Canadian dollar. Monetary assets and liabilities of the company are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at rates of exchange in effect at the respective transaction months. The resulting exchange gains or losses are included in earnings. Non-monetary assets and liabilities, arising from transactions denominated in foreign currencies, are translated at rates of exchange in effect at the date of the transaction.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002

2.	Summary of Significant Accounting Policies (Continued)

Monetary assets and liabilities of the integrated foreign subsidiary are translated into Canadian dollars at a rate of exchange in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expense items other than amortization are translated at the average rate of exchange for the year. Amortization of assets translated at historical exchange rates are translated at the same exchange rates as the assets to which they relate.

Inventories

Inventories are recorded at the lower of cost or net realizable value. Cost of inventories is determined on an average cost basis.

Deferred Taxes

The Company accounts for and measures deferred tax assets and liabilities in accordance with the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

Stock-Based Compensation Plan

The Company grants stock options to employees, officers, directors and persons providing management or consulting services to the Company pursuant to a stock option plan described in Note 10. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standard No. 148 (SFAS 148), AAccounting for Stock Based Compensation - Transition and Disclosure@, an amendment to Statement of Financial Accounting Standard No. 123 (SFAS123) AAccounting for Stock Based Compensation@ for employee awards granted under its stock option plan, modified or settled subsequent to January 1, 2002. The standard permits the prospective recognition of stock based compensation expense using a fair value based method for all employee stock based compensation transactions occurring subsequent to January 1, 2002.

Direct Costs

Direct costs consist primarily of purchasing costs, freight, direct labour and other specific costs.

General and Administrative

General and administrative costs consist primarily of office expenses, management salaries, administrative salaries and other expenses.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002

2.	Summary of Significant Accounting Policies (Continued)

Project Development Costs

Project development costs incurred in completing the ISO 9002 project, in developing a project which will recycle used plastic blasting media, in setting up an additional processing plant for plastic blasting media, in researching certification of military grade materials for export, in researching and developing a new manufacturing process for plastic blasting media and in setting up a manufacturing plant in China to produce semi-finished plastic blasting media materials are expensed in the year incurred.

Occupancy Costs

Occupancy costs consist primarily of rent, utilities and telephone expenses.

Selling and Marketing

Selling and marketing consist primarily of advertising, sales and marketing salaries, travel expenses and other promotional expenses.

Net Income (Loss) Per Common Share

Net income (loss) per common share is calculated using the weighted average number of common shares outstanding during the period. Diluted net income (loss) per common share is calculated using the treasury stock method which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common shares.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Pronouncements

In November 2004, the FASB issued SFAS No. 151, AInventory Costs, an amendment of Accounting Research Bulletin (AARB@) No. 43, Chapter 4". SFAS No. 151 clarifies that abnormal inventory costs such as costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage) are required to be recognized as current period charges. The provisions of SFAS No. 151 will be effective beginning in the first quarter of fiscal 2006. The Company has not yet assessed the impact of adopting SFAS No. 151 on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123(R), AShare-Based Payment@, which is a revision of SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period. Pro forma disclosures of the income statement effects of share-based payments is no longer an alternative. SFAS No. 123 (R) is effective for all stock-based awards granted on or after July 1, 2005. In addition, companies must also recognize compensation expense related to any awards that are not fully vested as of July 1, 2005. Compensation expense for the unvested awards will be measured based on the fair value of the awards previously calculated in developing the pro forma disclosures in accordance with the provisions of SFAS No. 123. Adopting SFAS No. 123(R) will have no impact on the Company=s consolidated financial statements.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002

3.	Inventories

	2004	2003	2002

Raw materials	$81,104	$99,718	$172,365
Work in progress	638,880	688,554	644,095
Finished goods	301,142	169,619	302,582
Supplies	9,042	8,064	30,739

	$1,030,168	$965,955	$1,149,781

4.	Advances to Affiliated Company

Advances to affiliated company were being held in trust to be used to comply with the joint venture agreement entered into with a relative of one of the company's directors. The joint venturers intended to establish a manufacturing plant to make semi-finished plastic blasting media in China for shipment to North America. All advances to the affiliated company were repaid during 2003.

5.	Property, Plant and Equipment

	2004			2003	2002
		Accumulated
	Cost	Amortization	Net	Net	Net

Land	$100,000	$--	$100,000	$100,000	$100,000
Building	362,960	45,865	317,095	330,307	340,241
Fence	15,924	4,654	11,270	12,522	13,868
Automotive
equipment	29,508	12,867	16,641	21,506	28,545
Computer
equipment	82,550	54,186	28,364	30,910	48,988
Leasehold
improvements	17,086	3,495	13,591	14,140	120,810
Office equipment	109,540	48,057	61,483	75,960	87,697
Plant equipment	1,815,199	642,530	1,172,669	1,372,588	628,653

	$2,532,767	$811,654	$1,721,113	$1,957,933	$1,368,802

6.	Bank Overdraft

The Company's line of credit bears interest at prime plus 1%, is repayable on demand and is secured by a general assignment of accounts receivable and inventories. The line of credit was repaid during 2003 and cancelled by the Company.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002

7.	Bank Loans

	2004	2003	2002
Bank loan bears interest at a rate of U.S. prime
plus 1%, is repayable on demand and is secured
by a general assignment of accounts receivable,
inventories and a term deposit in the amount of
$298,363 (US $188,885). The approved credit is
to a maximum of $625,000. The bank loan was
repaid during 2003.	$--	$--	$595,000

Bank loan bears interest at a rate of U.S. prime plus
1%, interest only payments, matures on June 24,
2005 and is secured by a general security
agreement. The approved credit is to a maximum
of $500,000 USD.	343,368	--	--

	$343,368	$--	595,000

8.	Long-Term Debt

	2004	2003	2002
Equipment loan, repayable in monthly instalments
of $5,461, including principal and interest at
prime plus 1%, matures June 24, 2009 and is
secured by equipment with a carrying amount
of $1,175,281	$258,140	$--	$--

Mortgage, repayable in monthly principal
instalments of $2,060 plus interest at prime
plus 1%, matures on July 31, 2006, secured
by land and building with a carrying amount
of $417,096 (2003 - $430,308)	162,540	187,260	211,980

Bank loan, repayable in monthly instalments
of $4,437, including principal and interest at
5.817%, matures October 1, 2008 secured
by equipment with a carrying amount of
$1,407,180	--	333,160	--

	420,680	520,420	211,980

Less current portion	282,860	73,800	24,720

	$137,820	$446,620	$187,260

Principal instalments required to be paid over the next five years are as follows:

2005	$282,860
2006	34,720
2007	24,720
2008	24,770
2009 and subsequent	63,660

$420,680

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002

8.	Long-Term Debt (Continued)

The loan agreement for the bank loan (Note 7) and equipment loan specifies the Company must maintain an effective tangible net worth ratio, debt to effective tangible net worth ratio, current ratio and debt coverage ratio at certain levels. As at December 31, 2004, the Company was not in compliance with the current ratio. Consequently, the equipment loan could be repayable on demand and has been classified a current liability.

9.	Debentures Payable

	2004	2003	2002

Debenture payable	$1,368,954	$1,856,066	$--
Convertible debenture payable	275,000	275,000	--
	1,643,954	2,131,066	--

Current portion	(1,643,954)	(791,920)	--

	$--	$1,339,146	$--

a)	Debenture Payable

A $1,586,250 USD unsecured debenture was issued on July 3, 2003 in exchange for 3,030,200 of preferred shares of the Company valued at $2,353,230 CAD. The debenture bears no interest, is repayable in quarterly instalments and is due on December 31, 2005.

b)	Convertible Debenture Payable

A $275,000 unsecured convertible debenture was issued during 2003. The convertible debenture bears interest at 10% per annum and was due on December 15, 2004. The debenture is convertible at the option of the debenture holders into fully paid, non-assessable common shares without par value in the capital of the Company at a conversion price in the range of $0.15 to $0.20 per common share. The convertible debentures held by the public were settled with the debenture holders subsequent to December 31, 2004 for cash consideration of $161,856. The remaining convertible debentures of $95,000 are held by directors who have agreed to extend the maturity date to July 28, 2005. It is the Company’s intent to pay out this debenture on or before that date.

10.	Share Capital

Authorized

Unlimited number of common voting shares and unlimited number of preferred non-voting shares

Conversion of Preferred Shares

Each preferred share shall be entitled to a fixed cumulative preferential dividend at a rate of 5% of the issue price per annum. Each preferred share is non-voting and shall have preference over the holders of the common shares as to the return of the issued price plus any declared but unpaid dividends.

Each preferred share was convertible into 1.54 common shares of the company before April 1, 2004. Subsequent to April 1, 2004, the Company may repurchase any non-converted preferred share for cancellation at their issue price plus any declared but unpaid dividends.

During 2003, 3,030,200 of preferred shares were redeemed at a value of $2,353,230 in exchange for an unsecured debenture in the amount of $1,586,250 USD due December 31, 2005 (Note 9). The excess value of the preferred shares have been recorded as contributed surplus of the Company.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002

10. Share Capital (Continued)

Stock-Based Compensation Plan

On April 1, 1999, the Board of Directors granted a stock option to a director of the company to purchase up to a total of 486,631 common shares. The exercise price was $0.18 per share and the expiry date was March 31, 2004. These options were forfeited when the preferred shares were converted to a debenture during the year ended December 31, 2003.

During 2004, the Company has issued stock options to acquire common stock through its stock option plan. The options granted to directors and employees totalled 1,872,000 of which 1,872,000 have fully vested. The stock options can be exercised at $0.10 per common share and expire on April 15, 2009. Terms and conditions of options granted are set out in the Company=s stock option plan.

a)	Summary of the stock option transactions are as follows:

	Number of	Weighted Average
	Options	Exercise Price

Outstanding at December 31, 2002	486,631	$0.18
Forfeited	(486,631)	0.18

Outstanding at December 31, 2003	--	--

Granted	1,872,000	0.10

Cancelled	(235,000)	(0.10)

Outstanding at December 31, 2004	1,637,000	0.10

b)	The following table summarizes information about stock options outstanding at December 31, 2004:

Options Outstanding			Options Exercisable
Weighted
	Weighted	Average		Weighted
Number	Average	Remaining	Number	Average
of	Exercise	Contractual	of	Exercise
Options	Price	Life (Years)	Options	Price

1,637,000	$0.10	4.54	1,637,000	$0.10

During the year ended December 31, 2004, the Company recognized $25,272 (2003 - $nil; 2002 - $nil) in stock-based compensation expense.

The fair value for stock options granted in the year ended December 31, 2004 was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

Interest rate	2.5%
Expected volatility	87.0%
Expected life options (in years)	5.0

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002

11.	Commitments

a)
The Company has entered into a lease agreement for its current premises located in Ontario, California. Lease concessions and escalations are amortized over the lease term and included in the calculation of minimum annual lease payments. The minimum annual lease payments which will become owing are as follows:

2005	192,677
2006	192,677
2007	112,394

$497,748

b)
The Company has entered into a joint venture agreement with a relative of one of the Company's directors, whereby the joint venturers intend to establish a manufacturing plant to make semi-finished plastic blasting media in China for shipment to North America. Currently, the joint venture plant has not been established and the Company has no financial commitment that can be determined at this time.

12.	Contingencies

Through the ordinary course of business, a number of claims are pending in which the Company or its subsidiaries may be the plaintiff or defendant. In the opinion of management, the ultimate resolution of any current lawsuits would not have a material effect on the financial position or results of operations of the Company. As at the date of these consolidated financial statements, outstanding claims against the Company amount to $242,420, however, the likelihood of payment of these claims cannot be determined at this time and have not been accrued in the consolidated financial statements.

13.	Income Taxes

The difference between the computed expected income tax provision based on a statutory tax rate of 33.87% (2003 - 34.74%; 2002 - 34.12%) and the actual income tax provision are summarized as follows:

	2004	2003	2002
Computed expected income
taxes (recovery)	$(81,880)	$(138,887)	$(274,958)

Increase (decrease) in tax resulting from:
Non-deductible costs	4,204	2,191	1,439
Amortization in excess of capital cost
allowance for tax	21,166	78,739	(1,380)
Foreign exchange gain on translation	53,045	(81,265)	--
Underaccrual (overaccrual) of prior year
tax recovery	410	(14,912)	--
Losses not recognized as a
future tax asset	274,752	--	107,055
Deductible research and development
costs	(153,186)	--	--
Utilization of loss carry forwards	(99,119)	--	--

Total income taxes (recovery)	$19,392	$(154,134)	$(167,844)

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002

13.	Income Taxes (Continued)

The following summarizes the components included in deferred income taxes as at December 31:

	2004	2003	2002
Assets:
Tax benefits of loss carry forward	$174,750	$192,931	$55,589

Liabilities:
Excess of book value over tax basis of property,
plant and equipment	$--	$--	$32,789

As at December 31, 2004, the Company has $647,198 non-capital losses which may be used to reduce future Canadian income taxes otherwise payable. The non-capital losses expire as follows:

2009	$195,297
2010	$451,901

14.	Net Income (Loss) per Common Share

Diluted net income (loss) per common share is calculated using the treasury stock method. The effects of the potential exercise of options and conversion of the convertible debentures are anti-dilutive as at December 31, 2004 and are therefore not presented. The effects of the potential exercise of options and conversion of the preferred shares are anti-dilutive as at December 31, 2002 and are therefore not presented.

	2004	2003	2002
Numeration
Net loss	$(241,749)	$(158,122)	$(866,272)
Discount on redemption of preferred shares	--	613,806	--

Net income (loss) available to common
shareholders	$(241,749)	$455,684	$(866,272)

Denomination
Weighted average number of common shares
outstanding - basic	$9,361,624	$9,361,624	$9,361,624

Effect of dilutive securities:

Stock options	--	236,219	--
Preferred shares	--	2,339,646	--
Convertible debentures	--	94,324	--

Weighted average number of common shares
outstanding - diluted	$9,361,624	$12,031,813	$9,361,624

Basic earnings (loss) per share	$(0.03)	$0.05	$(0.09)

Diluted earnings (loss) per share	$(0.03)	$0.04	$(0.09)

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002

15.	Supplemental Cash Flow Information

a) Changes in non-cash working capital items:

	2004	2003	2002

Accounts receivable	$156,992	$(313,510)	$377,190
Prepaid expenses	17,812	57,808	(15,116)
Other receivable	--	119,564	(84,760)
Inventories	(64,213)	183,826	(159,805)
Accounts payable and
accrued liabilities	178,126	(385,256)	470,668
Income taxes payable	(1,085)	1,085	(15,219)

	$287,632	$(336,483)	$572,958

b)	Income taxes and interest:

	2004	2003	2002

Income taxes paid (refunded)	$--	$(105,145)	$70,696
Interest paid	$58,402	$54,488	$39,539

16.	Related Party Transactions

During the year, the Company had the following related party transactions with corporations under significant influence of the Company's directors:

	2004	2003	2002

Management fees	$98,061	$112,078	$380,423

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

17.	Financial Instruments

Foreign Currency Risk Management

A substantial portion of the Company's revenues are derived in currencies other than Canadian dollars. This results in financial risk due to fluctuations in the value of the Canadian dollar relative to those foreign currencies. For the most part, this exposure is reduced to the extent that the company incurs operating expenses in currencies other than Canadian dollars. The company also provides funding to its foreign subsidiary in the local currency of the subsidiary. Fluctuations in payments made for the company's products and in repayments of advances to the subsidiary could cause unanticipated fluctuations in the Company's operating results.

The Company periodically uses forward exchange rate currency contracts to hedge the effect of exchange rate changes on future local currency requirements. Gains and losses on these contracts are reported as a component of the related transaction. At December 31, 2004, 2003 and 2002, there were no forward exchange rate currency contracts in place.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002

17.	Financial Instruments (Continued)

Credit Risk

Financial instruments that potentially subject the company to significant concentrations of credit risk consist principally of term deposits and accounts receivable.

The Company has investment policies that require placement of term deposits in financial institutions evaluated as highly credit worthy.

Concentration of credit risk with respect to accounts receivable is limited due to the Company's credit evaluation process, the large number of customers comprising the Company's customer base and their dispersion among many different industries in North America.

In the normal course of business, the company evaluates the financial condition of its customers on a continuing basis and reviews the credit worthiness of all new customers. The company has its Canadian customers insured through Export Development Canada and its U.S. customers insured through CNA Insurance Companies and as a result this reduces the specific customer risks.

Fair Value

Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

Financial instruments of the company consist mainly of cash, advances to affiliated company, term deposits, accounts receivable, other receivable, bank overdraft, accounts payable, accrued liabilities, bank loan, debentures and long-term debt. As at December 31, 2004, 2003 and 2002, there were no significant differences between the carrying amounts of these items and their estimated fair values.

The accounts receivable, accounts payable, long-term debt and debenture balances to be received and paid in foreign currency are subject to foreign exchange risk.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002

18.	Segmented Information

Poly-Pacific International Inc. has two reportable segments, plastic media and plastic lumber. These segments are business units that offer different products and operate in different geographic areas. The plastic media segment manufactures plastic blasting media for industrial use and operates in California, U.S.A. The plastic lumber segment operates in Ontario, Canada, obtains recycled plastic material and uses this material to produce plastic lumber for agricultural use. The accounting policies of the segment are as those described in Note 2.

	Plastic Media			Agricultural Plastic Lumber			Total
	2004	2003	2002	2004	2003	2002	2004	2003	2002

Assets	$2,903,515	$3,212,162	$4,390,692	$725,462	$699,735	$852,712	$3,628,977	$3,911,897	$5,243,404

Long-lived
assets in
Canada	24,589	29,327	42,086	507,652	521,426	543,233	532,241	550,753	585,319

Long-lived
assets outside
of Canada	1,188,872	1,407,180	783,483	--	--	--	1,188,872	1,407,180	783,483

Sales in
Canada	167,700	100,000	100,000	281,875	276,849	251,120	449,575	376,849	351,120

Sales outside
Canada	2,968,006	3,245,734	2,666,762	401,012	618,357	671,324	3,369,018	3,864,091	3,338,086

Total sales	3,135,706	3,345,734	2,766,762	682,887	895,206	922,444	3,818,593	4,240,940	3,689,206

Segment profit
(loss)	(132,850)	(128,232)	(867,846)	(108,899)	(29,890)	1,574	(241,749)	(158,122)	(866,272)

Amortization:
Property, plant
and equipment	253,287	131,575	86,112	34,228	31,521	41,167	287,515	163,096	127,279

Interest expense	46,409	40,948	23,264	12,100	13,540	16,275	58,509	54,488	39,539

Income taxes
(recovery)	19,316	(144,762)	(172,195)	76	(9,372)	4,351	19,392	(154,134)	(167,844)

Capital
expenditures	32,430	742,512	637,373	18,264	9,715	10,694	50,694	752,227	648,067

19.	Subsequent Event

On March 31, 2005, the Company completed the sale of the land and building. The land and building was sold for gross proceeds of $405,000.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002

20.	Differences Between United States and Canadian Generally Accepted Accounting Principles

The financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles which, as they apply to the Company, differ in certain material respects from those applicable in Canada. Significant differences between U.S. GAAP and Canadian GAAP are set forth below:

Balance Sheet Adjustments:

	2004	2003	2002
Deferred Charges
Balance under U.S. GAAP	$--	$--	$--
Deferred charges (a)	--	730,808	683,455
Accumulated amortization of
deferred charges (a)	--	(278,532)	(143,645)

Balance under Canadian GAAP	$--	$452,276	$539,810

Additional Paid In Capital
Balance under U.S. GAAP	$697,474	$672,202	$58,396
Adjustment for stock compensation
for employees (b)	(58,396)	(58,396)	(58,396)

Balance under Canadian GAAP	$639,078	$613,806	$--

Accumulated Comprehensive Income
Balance under U.S. GAAP	$53,195	$53,195	$53,195
Translation adjustments (c)	(53,195)	(53,195)	(53,195)

Balance under Canadian GAAP	$--	$--	$--

Retained earnings (deficit)
Balance under U.S. GAAP	$(899,393)	$(657,644)	$(499,522)
Additions to deferred charges (a)	115,340	47,353	312,581
Translation adjustment (c)	53,195	53,195	53,195
Write-down of deferred charges (a)	(567,615)	--	--
Amortization of deferred charges (a)	--	(134,887)	(84,322)
Cumulative adjustment of prior
year's differences	510,672	598,206	369,947

Balance under Canadian GAAP	$(787,801)	$(93,777)	$$151,879

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002

20.	Differences Between United States and Canadian Generally Accepted Accounting Principles (Continued)

	2004	2003	2002
Effect on consolidated statement of operations
Net loss under U.S. GAAP	$241,749	$158,122	$866,272

Additions to deferred charges (a)	(115,340)	(47,353)	(312,581)
Amortization of deferred charges (a)	--	134,887	84,322
Write-down of deferred charges (a)	567,615	--	--

Net loss under Canadian GAAP	$694,024	$245,656	$638,013

Basic loss per share - Canadian GAAP	$0.07	$0.03	$0.07

There are no other differences between U.S. GAAP and Canadian GAAP in amounts reported as cash flows provided by (used in) operating, financing or investing activities.

a)	Deferred Charges

Under Canadian GAAP, when a development cost meets Canadian GAAP criteria for deferral and amortization amounts incurred fo project development are capitalized and amortized over the expected useful life. Deferred charges incurred in 2003 and 2002 met this criteria and were capitalized and amortized. In the current year, the Company reviewed the valuation of the deferred charges and have concluded they no longer meet the criteria for capitalization and have written off the deferred charges.

b)	Stock Based Compensation

Under Canadian GAAP, the Company did not adopt the policy of expensing stock options until January 1, 2002. Prior to this, no stock based compensation expense was required to be recorded.

c)	Translation Adjustment

Under Canadian GAAP, the foreign currency translation adjustment would be recorded in retained earnings rather than as comprehensive income.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002

21.	Other Information

a)	Consolidated balance sheet at December 31, 2003 and 2002

	2003		2002
	As Previously Reported Cdn. GAAP	As Restated U.S. GAAP	As Previously Reported Cdn. GAAP	As Restated U.S. GAAP
ASSETS
Current Assets
Cash	$50,613	$50,613	$888,567	$888,567
Term deposits	--	--	298,363	298,363
Accounts receivable	668,684	668,684	519,085	519,085
Prepaid expenses	75,781	75,781	108,048	108,048
Other receivable	--	--	119,564	119,564
Inventories	965,955	965,955	1,149,781	1,149,781

	1,761,033	1,761,033	3,083,408	3,083,408

Advances to affiliated company	--	--	735,605	735,605
Property, plant and equipment	1,957,933	1,957,933	1,368,802	1,368,802
Deferred charges	452,276	--	539,810	--
Future income taxes	192,931	192,931	55,589	55,589

	$4,364,173	$3,911,897	$5,783,214	$5,243,404

LIABILITIES
Current Liabilities
Bank overdraft	$--	$--	$247,701	$247,701
Accounts payable and accrued liabilities	325,989	325,989	711,245	711,245
Income taxes payable	1,085	1,085	--	--
Bank loan	--	--	595,000	595,000
Current portion of long-term debt	73,800	73,800	24,720	24,720
Current portion of debentures	791,920	791,920	--	--
Future income taxes	--	--	32,789	32,789

	1,192,794	1,192,794	1,611,455	1,611,455

Long-term debt	446,620	446,620	187,260	187,260
Debentures	1,339,146	1,339,146	--	--

	2,978,560	2,978,560	1,798,715	1,798,715
SHAREHOLDERS’ EQUITY
Additional paid-in capital	613,806	672,202	--	58,396
Accumulated comprehensive income	--	53,195	--	53,195
Share capital	865,584	865,584	3,832,620	3,832,620
Retained earnings (deficit)	(93,777)	(657,644)	151,879	(499,522)

	1,385,613	933,337	3,984,499	3,444,689

	$4,364,173	$3,911,897	$5,783,214	$5,243,404

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002

21.	Other Information (Continued)

b)	Consolidated statement of operations for the years ended December 31, 2003 and 2002

	2003		2002
	As Previously Reported Cdn. GAAP	As Restated U.S. GAAP	As Previously Reported Cdn. GAAP	As Restated U.S. GAAP
Sales	$4,240,940	$4,240,940	$3,689,206	$3,689,206

Direct costs	1,936,100	1,936,100	2,070,632	2,070,632

Gross profit	2,304,840	2,304,840	1,618,574	1,618,574

Expenses
General and administrative	919,111	919,111	540,439	540,439
Occupancy costs	481,886	481,886	367,098	367,098
Selling and marketing	257,088	257,088	188,093	188,093
Foreign exchange loss (gain)	239,180	239,180	(13,305)	(13,305)
Bad debts	163,911	163,911	23,777	23,777

Amortization of property, plant and equipment	163,096	163,096	127,279	127,279
Amortization of deferred charges	134,887	--	84,322	--
Professional fees	131,439	131,439	442,461	442,461
Management fees	112,078	112,078	380,423	380,423
Regulatory costs	48,852	48,852	55,123	55,123
Project development	--	47,353	--	312,581
Project development costs	--	--	219,139	219,139

	2,651,528	2,563,994	2,414,849	2,643,108

Operating loss	(346,688)	(259,154)	(796,275)	(1,024,534)

Interest income	(1,386)	(1,386)	(29,957)	(29,957)
Interest expense	54,488	54,488	39,539	39,539

Loss before income taxes	(399,790)	(312,256)	(805,857)	(1,034,116)

Income taxes (recovery)
- current	15,997	15,997	(64,216)	(64,216)
- future	(170,131)	(170,131)	(103,628)	(103,628)

	(154,134)	(154,134)	(167,844)	(167,844)

Net loss	$(245,656)	$(158,122)	$(638,013)	$(866,272)

Net income (loss) per common share	$(0.03)	$0.05	$(0.07)	$(0.09)

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002

21.	Other Information (Continued)

c)	Consolidated statement of cash flows for the years ended December 31, 2003 and 2002

	2003		2002
	As Previously Reported Cdn. GAAP	As Restated U.S. GAAP	As Previously Reported Cdn. GAAP	As Restated U.S. GAAP
Cash Provided by (Used in):

Operating Activities
Net loss	$(245,656)	$(158,122)	$(638,013)	$(866,272)
Items not involving cash:
Amortization of property, plant
and equipment	163,096	163,096	127,279	127,279
Amortization of deferred charges	134,887	--	84,322	--
Future income taxes recovery	(170,131)	(170,131)	(103,628)	(103,628)
Bad debts	163,911	163,911	23,777	23,777
Unrealized foreign exchange gain
on debentures	(302,974)	(302,974)	--	--
Net change in non-cash working
capital	(336,483)	(336,483)	572,958	572,958

	(593,350)	(640,703)	66,695	(245,886)

Financing Activities
Bank overdraft advances (repayments)	--	(247,701)	--	172,668
Repayment of long-term debt	(24,720)	(24,720)	(24,720)	(24,720)
Bank loan advances (repayments)	(595,000)	(595,000)	416,000	416,000
Proceeds from long-term debt	333,160	333,160	--	--
Issuance of convertible debenture	275,000	275,000	--	--
Repayment of debenture	(194,190)	(194,190)	--	--

	(205,750)	(453,451)	391,280	563,948

Investing Activities
Advances (to) from affiliated company	710,064	710,064	(735,605)	(735,605)
Purchase of property, plant and equipment	(752,227)	(752,227)	(648,067)	(648,067)
Deferred charges	(47,353)	--	(312,581)	--
Term deposits	298,363	298,363	(298,363)	(298,363)

	208,847	256,200	(1,994,616)	(1,682,035)

Decrease in cash	(590,253)	(837,954)	(1,536,641)	(1,363,973)

Cash, beginning of year	640,866	888,567	2,177,507	2,252,540

Cash, end of year	$50,613	$50,613	$640,866	$888,567

Cash consists of:
Cash	$50,613	$50,613	$888,567	$888,567
Bank overdraft	--	--	(247,701)	--
	$50,613	$50,613	$640,866	$888,567

Supplemental cash flow information

B. Significant Changes

There has been one significant change for the Company since the nine months ended on September 30, 2004. The Company has successfully completed research and developed a process to incorporate scrap plastics from residential Blue Box/Blue Bag recycling programs into the processes it uses for manufacturing recycled plastic lumber. This change greatly increased the scope and potential for the Company to expand this segment of its business throughout Canada and the USA.

ITEM 9. THE OFFER AND LISTING

Not applicable except for Item 9.A.4. and Item 9.C.

The principal trading market for the Company's Common Shares is the TSX Venture Exchange (TSX-V) under the symbol "PMB". The following table sets forth, for the periods indicated, the high and low sales prices per share of the Company's Common Shares on the TSX-V.

Table 9.1—History on TSX Venture Exchange (in Canadian Dollars)

Year	Period	High	Low
2000	1 Year	0.40	0.15
2001	1 Year	0.35	0.14
2002	1 Year	0.29	0.11
2003	Quarter 1 Quarter 2 Quarter 3 Quarter 4 Annual	0.24 0.24 0.22 0.18 0.24	0.17 0.11 0.13 0.13 0.11
2004	Quarter 1 Quarter 2 Quarter 3 Quarter 4 Annual	0.160 0.175 0.175 0.105 0.175	0.100 0.100 0.105 0.075 0.075
Latest Six Months	December 2004 January 2005 February 2005 March 2005 April 2005 May 2005	0.080 0.075 0.100 0.060 0.055 0.055	0.075 0.060 0.065 0.060 0.055 0.045

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

The following description is a summary of the material terms of the provisions of our Articles of Incorporation. The Articles of Incorporation have been filed as exhibits to the registration statement.

Common Shares

The Company is authorized to issue an unlimited number of common shares with no par value. As of the date of this registration statement, there were 9,361,624 common shares issued and outstanding that were held by approximately 420 shareholders of record.

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the shareholders of our common shares who hold, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of the such directors. The vote of the holders of a majority of the issued and outstanding common shares entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

Holders of common shares are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available. We have not paid any dividends since our inception, and we presently anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

Holders of our common shares have no preemptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our common shares will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities. There are not any provisions in our Articles of Incorporation that would prevent or delay change in our control.

Options to acquire common shares of the Company are held by the five Directors for a total of 1,088,000 shares, and by five other persons for a total of 784,000 shares.

During the 2001 year 492,000 common shares were bought back through an issuer’s bid. There have been no common shares issuances or repurchases by the Company since December 31, 2001. The authorization for common shares remains unlimited.

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares in series as fixed by the Directors without par value. As of the date of this registration statement, there are no preferred shares outstanding.

Preferred shares may be issued in series with preferences and designations as the Board of Directors may from time to time determine. The board may, without shareholders approval, issue preferred shares with voting, dividend, liquidation and conversion rights that could dilute the voting strength of our common shareholders and may assist management in impeding an unfriendly takeover or attempted changes in control. There are no restrictions on our ability to repurchase or reclaim our preferred shares while there is any arrearage in the payment of dividends on our preferred shares.

During 2003, a total of 3,030,200 preferred shares were redeemed at a value of $2,353,230 in exchange for an unsecured, non-interest bearing debenture in the amount of $1,586,250 USD. There have been no preferred shares issuances or redemptions by the Company since December 31, 2003. The authorization for preferred shares remains unlimited.

The Company granted an aggregate of 1,637,000 options to purchase common shares of the Company, effective April 16, 2004, to the individuals identified in Item 6 B to this report, at an exercise price of $0.10 per common share up to the expiry date of April 15, 2009. These are the only outstanding options for Company shares of any type or class.

There is a convertible debenture remaining as at the date of this report, for a total principal value of $95,000, held by 5 subscribers, who are all directors of the Company, which is convertible to common shares of the Corporation at the rate of $0.15 per share.

Share Capital Changes

The Company’s share capital changes during the latest three years are delineated in the table below. There have been no changes in the number of common shares issued or the share capital issued during this period. The stated amounts of additional paid comprehensive for capital and for income, with one exception, have originated from adjustments that had to be made in respect of changes in reporting requirements. The exception occurred in respect of the redemption of the 3,020,200 preferred shares in 2003 because the shares were redeemed for less than the originally recorded investment value.

	Preferred Shares		Common Shares
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid In Capital	Comprehensive Income
Balance at December 31, 2001	3,030,200	$2,967,036	9,361,624	$865,584	$58,396	$—
Loss for the period	—	—	—	—	—	—
Translation adjustment	—	—	—	—	—	53,195

Balance at December 31, 2002	3,030,200	2,967,036	9,361,624	865,584	58,396	53,195
Redemption of preferred shares	(3,030,200)	(2,967,036)	—	—	613,806	—
Loss for the period	—	—	—	—	—	—

Balance at December 31, 2003	—	—	9,361,624	865,584	672,202	53,195
Loss for the period	—	—	—	—	—	—
Stock based compensation	—	—	—	—	25,272	—

Balance at December 31, 2004	—	$—	9,361,624	$865,584	$697,474	$53,195

B. Memorandum and Articles of Association

The Articles of Association of the Company, as amended to date, has been filed as Exhibit 1.0 to the Company's Registration Statement on Form 20-F, filed with the Securities and Exchange Commission. The Articles of Association were approved by shareholders on October 25, 1995. Amendments were registered on April 23, 1999 and on June 12, 2003.

The Company is incorporated pursuant to the Companies Act, Chapter 21, Revised Statutes of Alberta 2000 (Companies Act), which provides for the powers, rights and responsibilities of all corporations registered within the jurisdiction of the Province of Alberta.

The primary requirements and provisions of the Company’s articles of association are included in the Companies Act and apply to the Company, subject only to changes that have been made through Directors’ Resolutions that have been filed as certificates of amendment and registration of restated articles, as included in Exhibit 1.0. Pursuant to the Companies Act, (a) a director may not vote on a proposal, arrangement or contract in which the director has a material interest; (b) the directors may not, in the absence of an independent quorum, vote compensation to themselves or any members of their body; (c) the directors may only exercise borrowing powers, or vary those powers, through the approval of a majority of their number attendant at a duly convoked meeting of directors, with the vote results being recorded in the minutes of the meeting; (d) there is no age limit requirement in respect of retirement or non-retirement of directors; and (e) ownership of shares is not required for a director’s qualification.

Any change in the rights of holders of the stock, however proposed, must be approved by at least a two-thirds majority vote of the common shareholders. Pursuant to the Companies Act and the regulations of the Alberta Securities Commission, the vote may be conducted through a formal polling of shareholders, or it may be taken at a duly convoked general or special meeting of shareholders. The law requires that at least one general meeting of shareholders must be convoked each year. The notice for a general or extraordinary meeting must be promulgated at least 45 days in advance of the meeting date through delivery to all shareholders of record as at a date, prior to the date of issuance of the notice, which must be published with the notice.

C. Material Contracts

Material contracts, other than contracts entered into during the ordinary course of business, entered into during the two years immediately preceding the date of this submission are:

1.
In July 2003 the Company redeemed its outstanding issue of 3,030,200 preferred shares through an agreement issuing a debenture worth $1,550,000 USD to a non-affiliated investor. The debenture is unsecured, does not bear interest, and is not convertible to common shares of the Corporation. The debenture is subject to quarterly payments and matures on December 31, 2005.

2.
On June 15, 2003 the Company entered into an agreement to raise $275,000 from five Directors and eight outside investors. The agreement as entered into is for a debenture with conversion rights to common shares of the Company at the conversion price of $0.15 to $0.20 per common share. The closing price of the Companies shares was $0.16 on the commitment date. The debenture provides for the payment of interest at an annual rate of ten (10%) percent, payable in increments at the end of each six months, with a maturity date of December 15, 2004. The convertible debentures held by the public were settled with the debenture holders subsequent to December 31, 2004 for cash consideration of $161,856. The remaining convertible debentures of $95,000 are held by directors have agreed to extend the maturity date to July 28, 2005.

D. Exchange Controls

There are no government laws, decrees or regulations in Canada relating to restrictions on the import/export of capital, or affecting the remittance of interest, dividends or other payments to non-residential holders of the Company's shares. Any such remittances to United States residents, however, may be subject to a 15% tax pursuant to Article X of the reciprocal tax treaty between Canada and the United States. The applicable rate is dependent on the type of entity receiving the dividends. See Item 10 E - Taxation, below.

Except as provided in the Investment Canada Act (the "Act"), there are no limitations under the laws of Canada, the Province of Alberta or in the charter or any other constituent documents of the Corporation on the right of foreigners to hold and/or vote the shares of the Company.

The purpose of the Act is to provide for the review of significant investments in Canada by non-Canadians in order to ensure benefit to Canada. The legislation describing the "review function" and associated rules are complex and any non-Canadian considering an investment to which the Act might apply can obtain information about the Act and regulations from the Government of Canada at http://strategis.ic.gc.ca/epic/internet/inica-lic.nsf/en/Home.

The provisions of the Act apply to any person who is not a Canadian citizen or a permanent resident. A non-Canadian includes any entity or business that is not controlled or beneficially owned by Canadians.

Non-Canadians must either file a Notification or an Application for Review of an investment unless a specific exemption applies pursuant to section 10 of the Act. The type of action required is dependent upon the following:

1.	A Notification must be filed no later than thirty days after a non-Canadian invests in and starts a business in Canada, or acquires control of an existing Canadian business.

2.	An Application for Review of the investment by a non-Canadian must be filed when the Canadian business being acquired equals or exceeds any of the following values:

(a)	For a non- World Trade Organization country investor, the threshold is $5 million for a direct acquisition and $50 million for an indirect acquisition where majority control is not being acquired.

(b)
For a direct acquisition of a Canadian company by a World Trade Organization country investor, such as someone from the USA, the threshold in 2004 was $237 million. Indirect acquisitions by investors who are from World Trade Organization countries are not reviewable.

(c)
The value thresholds in paragraph (a) apply to all non-Canadian investors for acquisition of a Canadian business that produces uranium, or that provides financial or transportation or cultural services.

3.	Similarly, an investment for which only a Notification is usually required, may be reviewed upon notice sent to the non-Canadian investor if the business involves:

(a)	Print media for publication, distribution or sale of books, magazines, periodicals, newspapers or sheet music.

(b)	Audio/Visual media for production, distribution, sale or exhibition of film, video or audio products.

E. Taxation

The discussion under this heading summarizes the material Canadian federal income tax consequences of acquiring, holding and disposing of common shares of the Registrant for a shareholder of the Registrant who is not resident in Canada and who is resident in the United States. It is based on the current provisions of the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder. The provisions of the Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980) (the Convention). Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends. However, Article X of the reciprocal tax treaty between Canada and the United States reduced to 15% the withholding tax on the gross amount of dividends paid to residents of the United States. A further 9% reduction, in 1996, and a 10% reduction in 1997 and thereafter, in the withholding tax rate on the gross amount of dividends is applicable when a US corporation owns at least 10% of the voting shares of the Canadian corporation paying the dividends.

A non-resident who holds shares of the Company as capital property will not be subject to tax on capital gains realized on the disposition of such shares unless such shares are "taxable Canadian Property" within the meaning of the Income Tax Act (Canada) ("Tax Act'), and no relief is afforded under any applicable tax treaty. The shares of the Company would be taxable Canadian property of a non-resident if at any time during the five year period immediately preceding a disposition by the non-resident of such shares (a) not less than 25% of the issued shares of any class of the Company belonged to the non-resident (b) the person with whom the nonresident dealt did not deal at arm's length, or (c) to the non-resident and any person with whom the non-resident did not deal at arm's length.

As a foreign corporation with US shareholders, the Company could be treated as a passive foreign investment Corporation ("PFIC"), as defined in Section 1296 of the Internal Revenue Code. This determination is dependent upon the percentage of the Company's passive income, or the percentage of the Company's assets, which are producing passive income. US shareholders owning shares of a PFIC may defer the U.S. tax with respect to that investment until the US holder disposes of the PFIC shares or receives certain distributions. At that time, the U.S. holder is subject to US tax, plus interest, based on the value of the tax deferral for the period during which the shares of the PFIC are owned, in addition to treatment of any gain realized on the disposition of the shares of the PFIC as ordinary income rather than as a capital gain.

Gain from a disposition of PFIC shares or certain distributions are treated as income earned ratably over the period during which the shareholder has held the shares. That portion allocable to the current year and to years when the corporation was not a PFIC is included in the shareholder's gross income in the year of distribution as ordinary income, rather than as a capital gain. That portion of the distribution or disposition which is not allocable to the current year is subject to deferred U.S. tax (the amount of tax that would have been owed if the allocated amount had been included in income in the earlier year), plus interest.

However, if the U.S. shareholder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing U.S. shareholder would include annually in his gross income his pro-rata share of the PFIC's earnings and profits and any net capital gain, regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States Federal Income tax on such income inclusions income not currently received. Special rules apply to U.S. shareholders who own their interests in a PFIC through intermediate entities or persons.

This section describes the material United States federal income tax consequences of owning shares. The United States Taxation subsection applies to you only if you hold your shares as capital assets for tax purposes. The United States Taxation subsection does not apply to you if you are a member of a special class of holders subject to special rules, including:

● a dealer in securities;

● a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

● a tax-exempt organization;

● a life insurance company;

● a person liable for alternative minimum tax;

● a person that actually or constructively owns 10% or more of our voting stock;

● a person that holds shares as part of a straddle or a hedging or conversion transaction; or,

● a US holder (as defined below) whose functional currency is not the US dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions These laws are subject to change, possibly on a retroactive basis.

You are a "U.S. holder" if you are a beneficial owner of shares and you are:

● a citizen or resident of the United States;

● a domestic corporation;

● an estate whose income is subject to United States federal income tax regardless of its source; or,

● a trust, if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Taxation of dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a United States holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). This includes any supplementary dividend or any additional dividends that we may elect to distribute to shareholders not tax resident in Canada, as explained in the Canada Taxation subsection. Dividends paid by us will not constitute qualified dividend income that would be eligible for the special tax rate applicable to qualified dividend income. Withholding tax is deducted from the ordinary dividend, any supplementary dividend and any additional dividend. You should include any supplementary dividend and any additional dividends and Canada tax withheld from the dividend payments in this gross amount even though you do not in fact receive the withholding tax. Any dividend is taxable to you when you receive the dividend, actually or constructively. Any such dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a United States holder will be the US dollar value of the Canada dollar payments made, determined at the spot Canada dollar/US dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into US dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares and thereafter as capital gain.

Subject to certain limitations, the Canada tax withheld and paid over to Canada should be creditable against your United States federal income tax liability. However, it is not certain that withholding tax deemed paid from a supplementary dividend will be creditable, because that tax may not be considered withheld or may be considered a non-creditable subsidy.

Dividends will be income from sources outside the United States. Dividends paid in taxable years beginning before January 1, 2007 generally will be "passive" or "financial services" income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be "passive" or "general" income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Taxation of capital gains

Subject to the PFIC rules discussed above, if you are a United States holder and you sell or otherwise dispose of your shares, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount that you realize and your tax basis, determined in US dollars, in your shares. Capital gain of a non-corporate United States holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.

The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

F. Dividend and Paying Agents

The Company has not declared any dividends in any of its years of operations, and has therefore not appointed a dividend paying agent. The Company’s articles of association do not contain any provision to prohibit the payment of dividends to its shareholders. However, the Companies Act stipulates that no dividend shall be declared if a company is insolvent, if the dividend would render the company insolvent, or if the dividend would impair the capital of the company. Further, if a dividend was to be declared and paid by a company under the preceding stated conditions, the directors of the company would be jointly and severally liable to the company and its creditors for the debts that would exist after the declaration and payment of such a dividend.

G. Statement by Experts

Statement by experts is included as Exhibit 10.1 in respect of the audited financial statements of the Company for the years ending December 31, 2004, 2003 and 2002.

H. Documents on Display

It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC's public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

Other documents concerning the Company, which are referred to in this report, or which are otherwise deemed to be public information, may be inspected during normal business hours at the Principal Executive Offices of the Company located at Unit A, 4755 Zinfandel Court, Ontario, California 91761. Requests for documents from the Company may be made at 1-866-765-9722, by fax to (909) 390-6777, or by e-mail to poly@poly-pacific.com.

I. Subsidiary Information

Not applicable, since it is included in the financial statements pursuant to generally accepted accounting principles.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROL AND PROCEDURES

Not applicable.

ITEM 16. RESERVED

A. Audit Committee Financial Expert

Not applicable.

B. Code Of Ethics

Not applicable.

C. Principal Accountant Fees And Services

Not applicable.

D. Exemption From Listing Standards For Audit Committees

Not applicable.

E. Purchases Of Equity Securities By The Issuer And Affiliated Persons

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Incorporated by Reference to Item 8.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

Number	Description of Exhibit
1.1	Articles of Registrant
4.1	10% Convertible Debenture Subscription Document (Unsigned)
4.2	Trust Indenture between Poly-Pacific International Inc. and Computer Share Trust Company of Canada (as signed).
4.3	Executive Employment Agreement between Poly-Pacific International Inc. and Mr. Thomas Lam (as signed).
4.4	Management Agreement between Poly-Pacific International Inc. and Poly-Pacific Inc. and Mr. Thomas Lam (as signed).
5.1	Bank line of credit loan agreement.
5.2	Lease agreement for Ontario, California facility.
5.3	Director’s agreement form to extend 10% Convertible Debenture.
8
Subsidiaries: We have two subsidiaries. Everwood Agricultural Products International Inc. is an Ontario Canada corporation number1308111 formed on July 29, 1998 upon the acquisition of the assets of Everwood Agricultural Products Inc. Poly-Pacific Technologies Inc. is a California corporation number C2045209, formed on June 24, 1999.

10.1	Consent of accountants pursuant to Item 10.G
10.2	Debenture Issued July 03, 2003

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Poly-Pacific International Inc.
(Registrant)
Pursuant to the requirements of the Securities Act of 1933, this Form 20-F Filing has been signed by the following person in the capacity and on the date indicated.

Date	Name and Signature	Title
June 28, 2005	Thomas Lam /s/ Thomas Lam	President Thomas Lam